AGREEMENT AND PLAN OF MERGER

By and Among

TAKE-TWO INTERACTIVE SOFTWARE, INC.,

MEDIACTIVE, INC.

TDK MEDIACTIVE, INC.

And

TDK U.S.A. CORPORATION

Dated as of

September 2, 2003

3.	Representations and Warranties as to Take-Two and Take-Two Subsidiary		19

	3.1.	Organization, Standing and Power	19

	3.2.	Authority	19

	3.3.	Noncontravention	20

	3.4.	Regulatory Compliance	20

	3.5.	Litigation	20

	3.6.	Financing	21

4.	Indemnification		21

	4.1.	Indemnification by Parent and TDK	21

	4.2.	Indemnification by Take-Two and Take-Two Subsidiary	23

	4.3.	Third Party Claims	24

	4.4.	Assistance	24

	4.5.	Additional Tax Indemnifification by Parent	24

	4.6.	Additional Appraisal Rights Indemnification	25

	4.7	Parent’s Satisfaction of Obligations with Shares	25

	4.8.	Sole Remedy	26

5.	Non-Compete; Certain Covenants		26

	5.1.	Noncompete Covenant	26

	5.2.	Confidentiality	27

	5.3.	Broker	28

	5.4.	Investigation	28

	5.5.	Consummation of Transaction	29

	5.6.	Cooperation/Further Assurances	29

	5.7.	Accuracy of Representations	30

	5.8.	Information Statement	30

	5.9.	Conduct of Business; Notification of Certain Matters	31

	5.10	No Solicitation of Transactions	33

	5.11.	Stock Options	35

	5.12.	Payment of Taxes Upon Merger	35

	5.13.	Taxable Transaction	35

	5.14.	Contribution of Indebtedness to Capital	35

	5.15.	Purchase and Sale of Indebtedness	35

	5.16.	Record Retention	36

	5.17	Director and Officer Liability	36

	5.18.	Stockholder Consent	36

	5.19.	Intercompany Payables	37

6.	Conditions of Merger		37

	6.1.	Conditions to Obligations of Take-Two and Take-Two Subsidiary to Effect the Merger	37

	6.2.	Conditions to Obligations of TDK and the Parent to Effect the Merger	39

ii

7.	The Closing		40

	7.1.	Deliveries by Take-Two and Take-Two Subsidiary at the Closing	40

	7.2.	Deliveries by TDK and/or the Parent at the Closing	42

	7.3.	Other Deliveries	42

8.	Termination, Amendment and Waiver		42

	8.1.	Termination	42

	8.2.	Effect of Termination	44

	8.3.	Fees and Expenses	44

	8.4.	Waiver	44

9.	Survival of Covenants, Representations and Warranties		44

10.	General Provisions		44

	10.1.	Notices	44

	10.2.	Severability	46

	10.3.	Entire Agreement	46

	10.4.	Amendment	46

	10.5.	Schedules	46

	10.6.	No Assignment	46

	10.7.	Governing Law	46

	10.8.	Counterparts	46

Exhibit A	Certificate of Merger

Exhibit B	Certificate of Incorporation of the Surviving Corporation

Exhibit 1.4(c)	Form of Termination and Sell-Through License Agreement

Exhibit 2.6	Balance Sheet

Exhibit C	By-Laws of the Surviving Corporation

Exhibit D	TDK Stockholder Consent

Exhibit E	Form of Joint Press Release

Exhibit F	Form of Debt Purchase and Assignment Agreement

Exhibit G	Form of Opinion of Counsel to TDK

Exhibit H	Form of Opinion of Counsel to the Parent

Exhibit I	Form of Employment Term Sheet of Vincent J. Bitetti

Exhibit J	Form of Employment Term Sheet of Michael Devine

Exhibit K	Form of Employment Term Sheet of Steve Ryno

Exhibit L	Form of Opinion of Counsel of Take-Two

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of September 2, 2003 (this “Agreement”), among Take-Two Interactive Software, Inc., a Delaware corporation (“Take-Two”), Mediactive, Inc., a Delaware corporation and wholly-owned subsidiary of Take-Two (“Take-Two Subsidiary”), TDK Mediactive, Inc. , a Delaware corporation (“TDK”), and TDK U.S.A. Corporation, a New York corporation (“Parent”).

W I T N E S S E T H :

WHEREAS, TDK is in the business of developing, publishing, distributing and marketing interactive entertainment software for use in video game consoles, handheld electronic platforms and personal computers (the “Business”); and

WHEREAS, Take-Two desires to acquire all of the outstanding capital stock of TDK; and

WHEREAS, the Board of Directors of Take-Two, the Board of Directors of Take-Two Subsidiary, Take-Two as the sole shareholder of Take-Two Subsidiary, the Board of Directors of TDK, and the Special Committee of the Board of Directors of TDK formed to negotiate the Merger (defined below) (the “Special Committee”), and the Board of Directors of Parent, for itself and as the holder of a majority of the outstanding capital stock of TDK, have: (a) determined that it is in the best interests of their respective companies for the Take-Two Subsidiary to be merged with and into TDK upon the terms and subject to the conditions set forth herein; and (b) approved and declared advisable the Agreement and merger of the Take-Two Subsidiary with and into TDK (the “Merger”) in accordance with the Delaware General Corporation Law of the State of Delaware (“Delaware Law” or “DGCL”)), and upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

1. The Merger.

1.1. The Merger. At the Effective Time (as defined in Section 1.2), and subject to and upon the terms and conditions of this Agreement and under Delaware Law, Take-Two Subsidiary shall be merged with and into TDK, the separate corporate existence of Take-Two Subsidiary shall cease, and TDK shall continue as the surviving corporation, operating as a wholly-owned subsidiary of Take-Two. TDK, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2. Effective Time. As promptly as practicable, but in no event later than ten days, after the satisfaction or waiver of the conditions set forth in Section 6, unless this Agreement shall have been terminated and the transactions contemplated herein shall have been abandoned pursuant to Section 8.1, Take-Two Subsidiary and TDK shall cause the Merger to be consummated by filing a Certificate of Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in the form of Exhibit A and making such other filings as may be required by Delaware Law, in such form as required by and executed in accordance with such law (the time of the last of such filings to be made being the “Effective Time”).

1.3. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, privileges, powers, franchises and all property (real, personal and mixed) of Take-Two Subsidiary and all debts due Take-Two Subsidiary shall vest in TDK, and all debts, liabilities, obligations and duties of Take-Two Subsidiary shall become the debts, liabilities, obligations and duties of TDK.

1.4. Certificate of Incorporation; Bylaws.

(a) The Certificate of Incorporation of TDK shall be amended in its entirety at the Effective Time to read as set forth in Exhibit B annexed hereto and shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law or such Certificate of Incorporation.

(b) The By-laws of Take-Two Subsidiary, as in effect immediately prior to the Effective Time (annexed hereto as Exhibit C), shall be the By-Laws of the Surviving Corporation until thereafter amended as provided by law or by the Certificate of Incorporation of the Surviving Corporation.

(c) Immediately after the Effective Time, Take-Two and the Board of Directors of the Surviving Corporation shall cause the Surviving Corporation and Subsidiary to each amend its certificate of incorporation to change its name to a name not including “TDK” or “Mediactive” or any derivative thereof and shall cause the delivery of evidence of the same to Parent as soon as practicable. From and after the Effective Time, the Surviving Corporation shall cease using the name “TDK” and “Mediactive” in any manner, except to the extent permitted by that certain royalty-free license agreement, dated April 1, 2003 by and among TDK, Subsidiary, TDK Corporation and TDK Recording Media Europe S.A., which license agreement TDK shall cause to be amended and restated by TDK, Subsidiary and TDK Corporation on or prior to the Closing Date in substantially the form of Exhibit 1.4(c)(the “Termination and Sell-Through License Agreement”).

1.5. Directors and Officers of Surviving Corporation.

(a) Ryan Brant, the sole director of Take-Two Subsidiary shall, at the Effective Time, be the duly appointed sole director of the Surviving Corporation, to hold office in accordance with applicable law, the Certificate of Incorporation and By-Laws of the Surviving Corporation until resignation, removal or replacement.

(b) Vincent J. Bitetti and such other officers as are designated by Take-Two shall, at the Effective Time, be duly nominated and appointed as President and to such other offices to which such other officers are appointed, respectively, of the Surviving Corporation, and shall constitute the initial officers of the Surviving Corporation, in each case to serve at the pleasure of the Board of Directors of the Surviving Corporation until his respective resignation, removal or replacement.

1.6. Cancellation of Certificates; Payment of Per Share Consideration.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Take-Two, Take-Two Subsidiary, TDK or the Parent, each issued and outstanding share of TDK Common Stock (as defined in Section 2.2 hereof) shall be converted into the right to receive the sum of $0.55 (hereafter referred to as the “Per Share Consideration”), and all such shares of TDK Common Stock shall no longer be outstanding and shall automatically be cancelled.

(b) TDK shall take all necessary action so that at the Effective Time, all warrants or options convertible or exchangeable into TDK Common Stock shall be cancelled and extinguished without any conversion thereof; provided that holders of such options that have an exercise price less than the Per Share Consideration (“In the Money Options”) shall be entitled to receive, with respect to each such In the Money Option, a cash payment, without interest, from the Exchange Fund (as defined in Section 1.6(e)), subject to any required withholding taxes, equal to the difference of the Per Share Consideration and the exercise price of such In the Money Option (such amount, in the aggregate, shall hereinafter be referred to as the “Option Consideration”). Each share of restricted TDK Common Stock granted under the TDK 1999 Director Stock Plan set forth on Schedule 2.2 shall be vested and converted into the right to receive the Per Share Consideration, subject to any required withholding taxes, in accordance with Section 1.6(a).

(c) By virtue of the Merger and without any action on the part of Take-Two, Take-Two Subsidiary, TDK or the Parent, from and after the Effective Time, the holders of certificates evidencing ownership of shares of TDK Common Stock shall cease to have any rights with respect to the shares of TDK Common Stock.

(d) By virtue of the Merger and without any action on the part of Take-Two, Take-Two Subsidiary, TDK or the Parent, each share of the common stock, par value $.01 per share, of Take-Two Subsidiary issued and outstanding at the Effective Time shall be converted into one fully paid and nonassessable share of TDK Common Stock.

(e) On or prior to the Effective Time, Take-Two shall deposit with or for the account of Corporate Stock Transfer, as exchange agent (the “Exchange Agent”), for the benefit of the holders of shares of TDK Common Stock for exchange in accordance with this Section 1.6, through the Exchange Agent, an amount of cash equal to sum of (A) the product of (i) the Per Share Consideration multiplied by (ii) the number of outstanding shares of TDK Common Stock at the Effective Time minus the amount of cash payable to the Parent pursuant to Section 7.1(b) hereof and (B) the amount necessary for the payment in full of the Option Consideration (the “Exchange Fund”). Take-Two shall direct the Exchange Agent to invest such funds, pending their disbursement, in a money market mutual fund registered under the Investment Company Act of 1940, selected by Take-Two. The Exchange Agent shall, pursuant to irrevocable instructions, deliver (i) the Per Share Consideration contemplated to be paid pursuant to Section 1.6(g) hereof out of the Exchange Fund to all stockholders of TDK other than the Parent and (ii) the Option Consideration contemplated to be paid pursuant to Section 1.6(b) hereof out of the Exchange Fund to holders of In the Money Options in accordance with Schedule 2.2 hereof. Take-Two shall pay all fees and expenses of the Exchange Agent.

(f) As promptly as practicable after the Effective Time, Take-Two shall cause the Exchange Agent to mail to each holder (other than the Parent) of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of TDK Common Stock (the “Certificates”) (i) a letter of transmittal (which shall be prepared by TDK and shall be in such form as is reasonably acceptable to Take-Two, TDK and Parent and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Consideration to which such holder is entitled pursuant to Section 1.6(a) hereof.

(g) Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Consideration to which such holder is entitled pursuant to Section 1.6(a), without interest, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of TDK Common Stock that is not registered in the transfer records of TDK, the Per Share Consideration to which such holder is entitled pursuant to Section 1.6(a) may be issued to a transferee if the Certificate representing such shares of TDK Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.6, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Per Share Consideration to which such holder is entitled pursuant to Section 1.6(a). Notwithstanding anything herein to the contrary, Parent shall deliver at the Closing all Certificates held by it as of the Closing Date (as defined in Section 7), accompanied by a duly executed and completed letter of transmittal, together with such other documents reasonably required pursuant to the instruction thereto and evidence that any applicable stock transfer taxes have been paid and Take-Two shall deliver or cause to be delivered to Parent at the Closing the Per Share Consideration for each share represented by such Certificates.

(h) Any portion of the Exchange Fund (including all interest accrued thereon) which remains undistributed to the holders of shares of TDK Common Stock for six months after the Effective Time shall be delivered to Take-Two, upon demand, and any holders of shares of TDK Common Stock who have not theretofore complied with this Section 1.6 shall thereafter look only to Take-Two for the Per Share Consideration to which they are entitled. Any portion of the Exchange Fund remaining unclaimed by holders of shares of TDK Common Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of Take-Two free and clear of any claims or interest of any person previously entitled thereto. Any and all accrued interest on the Exchange Fund shall be for the benefit of Take-Two, and Take-Two shall be entitled to retain the same.

(i) None of the Exchange Agent, Take-Two, the Parent nor the Surviving Corporation shall be liable to any holder of a Certificate representing shares of TDK Common Stock for any cash delivered to a public official pursuant to any abandoned property, escheat or similar law.

(j) Each of TDK and Take-Two shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of TDK Common Stock or to any holder of an In the Money Option such amounts with respect to Taxes (as hereinafter defined) as it is required to deduct and withhold with respect to the making of such payment under the Code (as defined in Section 2.14), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by TDK or Take-Two, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of TDK Common Stock or holder of an In the Money Option in respect of which such deduction and withholding was made by TDK or Take-Two, as the case may be.

(k) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the owner or such person’s legal representative claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Corporation will issue in exchange for such lost, stolen or destroyed Certificate the applicable Per Share Consideration to which the holders thereof are entitled pursuant to Section 1.6(a).

1.7. Shares Subject to Appraisal Rights.

(a) Notwithstanding anything to the contrary contained in this Agreement, any shares of TDK Common Stock that, as of the Effective Time, are held by holders who have as of the Effective Time preserved appraisal rights under Section 262 of the DGCL with respect to such shares shall not be converted into or represent the right to receive the Per Share Consideration in accordance with Section 1.6(a), and the holder or holders of such shares shall be entitled only to such rights as may be provided to such holder or holders pursuant to Section 262 of the DGCL; provided, however, that if such appraisal rights shall not be perfected or the holders of such shares shall otherwise lose their appraisal rights with respect to such shares, then, as of the later of the Effective Time or the time of the failure to perfect such status or the loss of such rights, such shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of a Certificate or Certificates) the Per Share Consideration in accordance with Section 1.6(a), without interest.

(b) TDK shall give Take-Two (i) prompt notice of any written demand received by TDK prior to the Effective Time to require TDK to purchase shares of TDK Common Stock pursuant to Section 262 of the DGCL and of any other demand, notice or instrument delivered to TDK prior to the Effective Time pursuant to the DGCL, and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. TDK shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Take-Two shall have consented in writing to such payment or settlement offer, which consent shall not be unreasonably withheld or delayed.

(c) Parent and Vincent J. Bitetti hereby irrevocably waive any and all of their respective rights under Section 262 of the DGCL with respect to the Merger.

2. Representations and Warranties as to TDK. The Parent and TDK hereby jointly and severally represent and warrant to Take-Two and Take-Two Subsidiary as set forth in this Section 2. Notwithstanding any provision hereof to the contrary, in no event shall TDK have any liability hereunder for a breach by the Parent of a representation or warranty set forth herein that relates solely to the Parent.

2.1. Organization, Standing and Power. TDK is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and corporate authority to (a) own, lease and operate its properties, (b) carry on the Business as currently conducted by it and (c) execute and deliver, and perform under this Agreement and each other agreement and instrument to be executed and delivered by it pursuant hereto. TDK is qualified to do business as a foreign corporation in each jurisdiction in which the character and location of the properties owned or leased by TDK, or the conduct of the Business makes it necessary for TDK to qualify to do business as a foreign corporation, except where the failure to be so qualified would not have a material adverse effect on the business, assets, operations, condition or prospects (financial or otherwise), results of operations or the conduct of business of TDK and its Subsidiary (as defined in Section 2.3), taken as a whole (a “Material Adverse Effect”). True and complete copies of the Certificate of Incorporation of each of TDK and its Subsidiary and all amendments thereof, and of the By-Laws of each of TDK and its Subsidiary, as amended to date, have heretofore been furnished to Take-Two. Each of TDK’s and its Subsidiary’s respective minute books which have previously been made available to Take-Two contain records of the meetings and other corporate actions of TDK’s and its Subsidiary’s respective stockholders and Board of Directors (including committees of its Board of Directors) that are accurate and complete in all material respects.

2.2. Capitalization.

(a) The authorized capital stock of TDK consists of 50,000,000 shares of common stock, $.001 par value (the “TDK Common Stock”), 23,005,885 of which shares are issued and outstanding. All of the TDK Common Stock has been duly authorized, validly issued, fully paid and is nonassessable.

(b) Schedule 2.2 sets forth a true and complete list of the holders of all outstanding options and warrants issued by TDK, which options and warrants are held by them in the amounts set forth on Schedule 2.2. Schedule 2.2 specifies the amount of cash payable by Take-Two to each such option holder entitled to receive a payment in respect of his or her options pursuant to Section 1.6(b) hereof. Except as contemplated by this Agreement and except as set forth on Schedule 2.2, there are no options, warrants or other rights, agreements, arrangements or commitments of any character binding upon TDK with respect to the issued or unissued capital stock of TDK or obligating TDK to issue or sell any shares of capital stock of or other equity interests in TDK. There are no preemptive rights with regard to the capital stock of TDK. Except as set forth on Schedule 2.2 and except for the transactions contemplated by this Agreement, there are no outstanding contractual obligations or other commitments or arrangements of TDK to (A) repurchase, redeem or otherwise acquire any shares of TDK Common Stock (or any interest therein), (B) provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity, (C) issue or distribute to any person any capital stock of TDK, or (D) issue or distribute to holders of any of the capital stock of TDK any evidences of indebtedness or assets of TDK. Since July 1, 1996, all of the outstanding securities of TDK have been issued and sold by TDK in full compliance with applicable federal and state securities laws.

2.3. Interests in Other Entities.

(a) Schedule 2.3(a) sets forth a true and complete list of all direct or indirect subsidiaries of TDK (“Subsidiary”), together with the jurisdiction of incorporation of such Subsidiary (as well as all applicable foreign jurisdictions necessary to their respective business operations), the percentage of such Subsidiary’s outstanding capital stock owned by TDK and, to the extent that such Subsidiary is not wholly-owned by TDK, the identity of all owners thereof and the percentage of such Subsidiary’s capital stock held by each such owner. Each of Subsidiary and Parent is a duly organized corporation, validly existing and in good standing under the laws of the jurisdiction of its incorporation (as well as all applicable foreign jurisdictions necessary to its business operations) and has the requisite corporate power and authority and governmental authority to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted. All of the capital stock of Subsidiary is owned by TDK free and clear of any and all Liens.

(b) Except as set forth on Schedule 2.3(b) and except with respect to TDK Recording Media Europe S.A. and TDK Electronics Europe GmbH, Parent does not (a) own, directly or indirectly, of record or beneficially, any shares of voting stock or other equity securities of any other corporation engaged in the same or similar business to that Business engaged in by TDK or its Subsidiary at the Closing Date (other than not more than five percent (5%) of the publicly-traded capital stock of corporations engaged in such same or similar business held solely for investment purposes); (b) have any ownership interest, direct or indirect, of record or beneficially, in any unincorporated entity engaged in the same or similar business to that Business engaged in by TDK or its Subsidiary at the Closing Date; or (c) have any obligation, direct or indirect, present or contingent, (A) to purchase or subscribe for any interest in, advance or loan monies to, or in any way make investments in, any other person or entity engaged in the same or similar business to that Business engaged in by TDK or its Subsidiary at the Closing Date, or (B) to share any profits or capital investments or both from an entity engaged in the same or similar business to that Business engaged in by TDK or its Subsidiary at the Closing Date.

2.4. Authority.

(a) The execution and delivery by each of TDK and Parent of this Agreement and of all of the agreements to be executed and delivered by TDK and/or Parent pursuant hereto (collectively, the “TDK Documents”), the performance by TDK and Parent of their respective obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of each of TDK and Parent (including, but not limited to, the requisite consents of the Board of Directors of each of TDK and Parent) and each of TDK and Parent has all necessary corporate power and corporate authority with respect thereto. This Agreement is, and when executed and delivered by TDK and Parent, each of the other agreements to be delivered by either or both of them pursuant hereto will be, the valid and binding obligations of TDK and Parent, to the extent they are parties thereto, in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally and subject to the rules of law governing (and all limitations on) specific performance, injunctive relief, and other equitable remedies.

(b) The execution, delivery and performance of this Agreement by TDK and the consummation of the Merger by TDK require no material actions in respect of, or filing with, any governmental body, agency, official or authority other than (i) the filing of the Certificate of Merger in accordance with Delaware Law and (ii) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”).

2.5. Noncontravention. Except as set forth on Schedule 2.5, neither the execution and delivery by TDK or Parent of this Agreement or of any other TDK Documents to be executed and delivered by either or both of them, nor the consummation of any of the transactions contemplated hereby or thereby, nor the performance by either or both of them of any of their respective obligations hereunder or thereunder, will (nor with the giving of notice or the lapse of time or both would) (a) conflict with or result in a breach of any provision of the Certificate of Incorporation or Articles of Incorporation, as the case may be, By-Laws or other constituent documents of TDK or Parent, each as amended to date, (b) give rise to a default, or any right of termination, cancellation or acceleration, or otherwise be in conflict with or result in a loss of contractual benefits to either or both of them, under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which either or both of them is a party or by which either or both of them or any of their respective assets may be bound, or, except as set forth on Schedule 2.5, require any consent, approval, notice or payment under the terms of any such document or instrument (other than consents that shall have been obtained prior to the Closing and shall not have been rescinded), (c) assuming compliance with the matters referred to in Section 2.4(b), violate any order, writ, injunction, decree, law, statute, rule or regulation of any court or governmental authority which is applicable to TDK or both of them, or (d) result in the creation or imposition of any lien, adverse claim, restriction, charge or encumbrance upon any of the material assets of TDK or Parent or the TDK Common Stock, or (e) materially interfere with or otherwise materially adversely affect the ability of Take-Two or the Surviving Corporation to carry on the Business after the Closing Date on substantially the same basis as is now conducted by TDK and its Subsidiary.

2.6. Financial Statements. TDK has heretofore delivered to Take-Two copies of its audited consolidated financial statements, for the two years ended March 31, 2003, which have been prepared by TDK and audited by BDO Seidman, LLP, together with the unaudited balance sheet at June 30, 2003, a copy of which is annexed hereto as Exhibit 2.6 (the “Balance Sheet”), and the related profit and loss and cash flow statement for the period ended June 30, 2003 (collectively, the “TDK Financial Statements”). The TDK Financial Statements were prepared in accordance with generally accepted accounting principles in the United States, consistently applied (“U.S. GAAP”) (except, with respect to the unaudited TDK Financial Statements, for any absence of notes and the absence of normal year-end adjustments) and fairly present in all material respects the financial position of TDK and its Subsidiary as at the date thereof and the results of the operations and cash flow for the periods indicated and to the extent audited, are accompanied by the related unqualified opinions of BDO Seidman, LLP, copies of which have been delivered to Take-Two. The books and records of TDK and its Subsidiary are complete and correct in all material respects, have been maintained in accordance with good business practices, and accurately reflect the basis for the financial condition, results of operations and cash flow of TDK and its Subsidiary as set forth in the TDK Financial Statements.

2.7. Absence of Undisclosed Liabilities. Neither TDK nor its Subsidiary has any liabilities or obligations of any nature whatsoever, whether accrued, matured, unmatured, absolute, contingent, direct or indirect or otherwise, except (a) liabilities reflected or reserved against in the Balance Sheet, (b) liabilities incurred in the ordinary course of business since the date of the Balance Sheet or (c) liabilities described in Schedule 2.7.

2.8. Absence of Changes. Since the date of the Balance Sheet and except as set forth in Schedule 2.8, there have not been (a) any adverse changes (other than as is normal in the ordinary course of business) in the condition (financial or otherwise) of the assets liabilities, business, prospects, results of operations or cash flows of TDK and its Subsidiary (including, without limitation, any such adverse change resulting from damage, destruction or other casualty loss, whether or not covered by insurance) which could reasonably be expected to have a Material Adverse Effect, (b) any waivers by TDK or its Subsidiary of any right, or cancellations of any debt or claim, of substantial value, (c) any declarations, set asides or payments of any dividend or other distributions or payments in respect of the TDK Common Stock, (d) any changes in the accounting principles or methods which are utilized by TDK and its Subsidiary, (e) any amounts borrowed or any liabilities (absolute or contingent) incurred by TDK or its Subsidiary, other than in the ordinary course of business or constituting Approved Advances (as defined in Section 5.9(vi)), (f) any liens discharged or satisfied or any obligations or liabilities (absolute or contingent) paid by TDK or its Subsidiary, other than in the ordinary course of business, (g) any material assets, either tangible or intangible, of TDK or its Subsidiary mortgaged, pledged or subjected to a lien, other than in the ordinary course of business consistent with past practices and other than the existing lien in favor of Parent, (h) any material tangible assets of TDK sold, assigned or transferred, other than the sale of inventory in the ordinary course of business, (i) any patents, trademarks, trade names, copyrights, trade secrets or other intangible assets of TDK or its Subsidiary sold, assigned or transferred, (j) any losses of material property of TDK or its Subsidiary, (k) any expenditures by TDK or its Subsidiary of any material amount, or any bonuses or extraordinary salary increases, or (l) any amendments or terminations of any material agreement, other than as contemplated by Sections 1.4(c) and 5.14 hereof and the Debt Purchase Agreement.

2.9. Litigation. Except as set forth in Schedule 2.9, there are no claims, suits or actions, or administrative, arbitration or other proceedings or governmental investigations, pending or, to TDK’s Knowledge, threatened, against or relating to TDK, its Subsidiary or the Parent which could reasonably be expected to have a Material Adverse Effect or a material adverse effect on the transactions contemplated hereby. Except as set forth on Schedule 2.9, there are no judgments, orders, stipulations, injunctions, decrees or awards in effect which relate to TDK or its Subsidiary, this Agreement, the transactions contemplated hereby, the Business or any of the assets of TDK and/or its Subsidiary (collectively, “Assets”), the effect of which is (a) to limit, restrict, regulate, enjoin or prohibit any business practice of TDK in any area, or the acquisition by TDK of any properties, assets or businesses, or (b) otherwise adverse to the Business, any of the Assets or TDK Common Stock. To TDK’s Knowledge, no basis exists for the commencement of any claims, suits or actions, or administrative, arbitration or other proceedings or governmental investigations against TDK or its Subsidiary. For purposes of this Agreement, TDK’s “Knowledge” shall be the knowledge of each of (i) the current directors of TDK or (ii) the current officers of TDK set forth on Schedule 2.9, in each case after reasonable inquiry by such person of the currently employed TDK personnel with senior executive or managerial responsibility for the matter in question.

2.10. No Violation of Law. Neither TDK nor its Subsidiary is engaging in any activity or omitting to take any action as a result of which it is in violation of any law, rule, regulation, zoning or other ordinance, statute, order, injunction or decree, or any other requirement of any court or governmental or administrative body or agency, applicable to TDK or its Subsidiary, the Business or any of the Assets, including, but not limited to, those relating to: occupational safety and health matters; issues of environmental and ecological protection (e.g., the use, storage, handling, transport or disposal of pollutants, contaminants or hazardous or toxic materials or wastes, and the exposure of persons thereto); business practices and operations; labor practices; employee benefits; and zoning and other land use laws and regulations, except in each case to the extent such failure to be in compliance could not reasonably be expected to have a Material Adverse Effect. To TDK’s Knowledge, neither TDK nor its Subsidiary nor any of their respective stockholders, officers, directors, employees, agents or representatives has made, directly or indirectly, with respect to the Assets or the Business, any illegal political contributions or payments from corporate funds, that were falsely recorded on the books and records of TDK or its Subsidiary, payments from corporate funds to governmental officials in their individual capacities for the purpose of affecting their action or the action of the government they represent to obtain special concessions, illegal payments from corporate funds to obtain or retain business or payments from corporate funds to third parties in their individual capacities for the purpose of affecting their action or the action of the persons or entities that they represent to obtain special concessions. Neither TDK nor its Subsidiary has received any notice of violation by the staff of the United States Securities and Exchange Commission (“SEC”) or any notice that the SEC will or intends to initiate an enforcement proceeding against TDK or its

Subsidiary in connection with the ownership or operation of the Business. TDK has heretofore supplied Take-Two with any and all correspondence of TDK and/or its Subsidiary to and from the SEC since April 1, 1998.

2.11. Properties; Assets. All plants, structures and equipment which are utilized in the Business, or are material to the condition (financial or otherwise) of TDK and its Subsidiary, are owned or leased by TDK or its Subsidiary and are in good operating condition and repair (ordinary wear and tear excepted), and are adequate and suitable for the purposes for which they are used and meet in all material respects all standards, clearances and ratings in effect on the date hereof in respect of those Laws applicable thereto. Schedule 2.11 sets forth all (a) real property which is owned, leased (whether as lessor or lessee) or subject to contract or commitment of purchase or sale or lease (whether as lessor or lessee) by TDK or its Subsidiary, or which is subject to a title retention or conditional sales agreement or other security device, and (b) tangible personal property which is owned, leased (whether as lessor or lessee) or subject to contract or commitment of purchase or sale or lease (whether as lessor or lessee) by TDK or its Subsidiary. Other than as set forth on Schedule 2.11 and the existing lien in favor of Parent, each of TDK and its Subsidiary has good and marketable title to all of its respective Assets free and clear of all Liens.

2.12. Intangibles/Inventions. Schedule 2.12 identifies (by a summary description) the Intangibles (as defined below), the ownership thereof and, if applicable, TDK’s and/or its Subsidiary’s authority for use of the same, which Schedule is complete and correct in all material respects and encompasses: (A) all United States and foreign patents, trademarks and trade name registrations, trademarks and trade names, brandmarks and brand name registrations, servicemarks and servicemark registrations, assumed names and copyrights and copyright registrations, owned in whole or in part or used by TDK or its Subsidiary, and all applications therefor (collectively, the “Marks”), (B) all domain names, fictitious and d.b.a. names, proprietary 800 and 888 prefix phone numbers, Internet URLs and other similar identifiers and proprietary rights owned or used by TDK or its Subsidiary (collectively, the “Proprietary Identifiers”), (C) all inventions, discoveries, improvements, processes, formulae, technology, know-how, processes and other intellectual property, proprietary rights and trade secrets relating to the Business (collectively, the “Inventions”), and (D) all licenses and other agreements to which TDK or its Subsidiary is a party or otherwise bound which relate to any of the Intangibles or the Inventions or TDK’s or its Subsidiary’s use thereof in connection with the Business (collectively, the “Licenses, and together with the Marks, Proprietary Identifiers and the Inventions, the “Intangibles”). Neither TDK nor its Subsidiary is in breach or violation of, and to TDK’s Knowledge, no other party thereto is in breach or violation of, any of the terms of any of the aforesaid licenses and/or agreements. Except as disclosed on Schedule 2.12, (1) TDK owns or is authorized to use in connection with the Business all of the Intangibles; (2) no proceedings have been instituted, are pending, or to TDK’s Knowledge, are threatened, which challenge the rights of TDK or its Subsidiary with respect to the Intangibles or its use thereof in connection with the Business and/or the Assets or the validity thereof, and there is no valid basis for any such proceedings with respect to Intangibles owned by TDK or its Subsidiary, and to TDK’s Knowledge, there is no valid basis for any such proceedings with respect to Intangibles used by TDK or its Subsidiary pursuant to a License; (3) neither TDK’s nor its Subsidiary’s ownership of the Intangibles owned or purported to be owned by any of them nor the use of such

Intangibles in connection with the Business and/or the Assets violates any laws, statutes, ordinances or regulations, except in each case to the extent that such ownership or use could not reasonably be expected to have a Material Adverse Effect, or has at any time infringed upon or violated any rights of others, or, to TDK’s Knowledge, is being infringed by others; (4) none of the Intangibles, or TDK’s or its Subsidiary’s use thereof in connection with the Business and/or the Assets, is subject to any outstanding order, decree, judgment, stipulation or any lien, security interest or other encumbrance, other than the existing lien in favor of Parent; and (5) neither TDK nor its Subsidiary has granted any license to third parties with regard to its Intangibles.

2.13. Systems and Software. TDK and its Subsidiary own or have the right to use pursuant to lease, license, sublicense, agreement or permission all computer hardware, software and information systems necessary for the operation of the Business as of the Closing Date (collectively, “Systems”). Each System owned or used by TDK or its Subsidiary immediately prior to the Closing Date will be owned or available for use by Take-Two on substantially identical terms and conditions immediately subsequent to the Closing Date. With respect to each System owned by a third party and used by TDK or its Subsidiary pursuant to lease, license, sublicense, agreement or permission, each of which is set forth on Schedule 2.13: (a) the lease, license, sublicense, agreement or permission covering the System is legal, valid, binding, enforceable, and in full force and effect; (b) the lease, license, sublicense, agreement or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms immediately following the Merger; (c) TDK and its Subsidiary are not, and to TDK’s Knowledge, no other party to any such lease, license, sublicense, agreement or permission is, in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default which would permit termination, modification or acceleration thereunder by the other party thereto; (d) no party to any such lease, license, sublicense, agreement or permission has repudiated any provision thereof; (e) neither TDK nor its Subsidiary has granted any sublicense, sublease or similar right with respect to any such lease, license, sublicense, agreement or permission; and (f) TDK’s and its Subsidiary’s use and continued use of such Systems owned by them does not and will not, and, to TDK’s Knowledge, TDK’s and its Subsidiary’s use and continued use of such Systems used by them pursuant to lease, license, sublicense, agreement or permission does not and will not, interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any intellectual property rights of third parties as a result of the continued operation of the Business.

2.14. Tax Matters.

(a) Each of TDK and its Subsidiary has filed (or has caused to be filed, or has been included in consolidated, combined or unitary Tax Returns which have been filed) with the appropriate governmental agencies all Tax Returns (as defined herein), and has paid in full or contested in good faith or made adequate provision for the payment of, Taxes (as defined herein) due and owing (whether or not shown on any Tax Return) for all Tax periods ending on or prior to the date hereof. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. The provisions for Taxes which will be set forth on the Balance Sheet included in the TDK Financial Statements reflect and include adequate provisions for the payment in full of any and all Taxes for which each of TDK and its Subsidiary is liable, whether to any governmental entity or to other persons (as, for example, under tax allocation agreements), not yet due for any and all periods up to and including the date of such Balance Sheet; and all Taxes for periods beginning thereafter through the Closing Date have been, or will be, paid when due or adequately reserved against on the books of TDK and its Subsidiary. Each of TDK and its Subsidiary has duly withheld all material payroll Taxes, FICA and other federal, state and local Taxes and other items required to be withheld by it from employer wages or otherwise with respect to any amounts paid to any employee, independent contractor, creditor, stockholder, or other third party, and has duly deposited the same in trust for or paid over to the proper taxing authorities and all IRS Forms W-2 and 1099s required to be filed with respect thereto have been properly completed and timely filed. None of TDK or its Subsidiary has executed or filed with any taxing authority any currently effective agreement extending the periods for the assessment or collection of any Taxes. None of TDK or its Subsidiary is a party to any pending action or proceeding by any governmental authority for the assessment or collection of Taxes and, to TDK’s Knowledge, there is no threatened action or proceeding by any governmental authority for the assessment or collection of Taxes from or against TDK or its Subsidiary. Since March 31, 1999, the United States federal income Tax Returns of TDK and its Subsidiary have not been audited by the Internal Revenue Service (the “IRS”) nor has any state, local or other taxing authority audited any Tax Returns (as hereinafter defined) of TDK and its Subsidiary. There is no material tax dispute or claim concerning the Tax liability of TDK or its Subsidiary either (a) raised or claimed by any taxing authority in writing, or (b) as to which TDK has Knowledge. Schedule 2.14 lists all federal, state, local, and foreign Tax Returns filed with respect to TDK and its Subsidiary for taxable periods ending on or after March 31, 1999, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of an audit. There is no tax lien, whether imposed by any Federal, state, county, local or foreign taxing authority, outstanding against the Assets, properties or Business of TDK or its Subsidiary, other than for Taxes not yet delinquent. TDK is not a party to any tax sharing or allocation agreement. Neither TDK nor its Subsidiary has been a member of an affiliated group filing a consolidated Federal income Tax Return (other than an affiliated group of which TDK is or was the common parent) or has any liability for Taxes of another person (other than any other member of an affiliated group of which TDK is or was the common parent) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. No claim has been made by any taxing authority in a jurisdiction where TDK or its Subsidiary does not file Tax Returns that it is or may be subject to taxation in that jurisdiction. Neither TDK nor its Subsidiary has been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). TDK and its Subsidiary (i) have not made any payments; (ii) are not obligated to make any payments; nor (iii) are a party to any agreement that under certain circumstances could obligate them to make any payments that will not be deductible under Section 280G of the Code. Neither TDK nor its Subsidiary have been the “distributing corporation” (within the meaning of Section 355(a)(1) of the Code) or the “controlled corporation” (within the meaning of Section 355(a)(1) of the Code) within the two-year period ending as of the date of this Agreement. TDK and its Subsidiary have disclosed to the IRS on the appropriate Tax Returns any transaction listed in Treasury Regulation Section 1.6011-4(b) (“Reportable Transaction”) in which TDK or its Subsidiary have participated. TDK and its Subsidiary have retained all documents and other records pertaining to any Reportable

Transaction in which they have participated, including documents and other records listed in Treasury Regulation Section 1.6011-4(g) and any other documents or other records which are related to any Reportable Transaction in which TDK or its Subsidiary have participated but not listed in Treasury Regulation Section 1.6011-4(g). Neither TDK nor its Subsidiary will be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in accounting method for a taxable period ending on or prior to the Closing Date under Section 481(a) of the Code (or any corresponding provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income Tax law); (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) prepaid amount received on or prior to the Closing Date.

(b) As used herein, the term “Taxes” or “Tax” means (i) any foreign, federal, state or local income, earnings, profits, gross receipts, franchise, capital stock, net worth, sales, use, value added, occupancy, general property, real property, personal property, intangible property, transfer, fuel, excise, parking, payroll, withholding, unemployment compensation, social security, retirement or other tax of any nature; (ii) any foreign, federal, state or local organization fee, qualification fee, annual report fee, filing fee, occupation fee, assessment, other fee or charge of any nature imposed by a governmental body; or (iii) any deficiency, interest or penalty imposed with respect to any of the foregoing.

(c) As used herein, “Tax Returns” means all returns and reports, amended returns, information returns, statements, declarations, estimates, schedules, notices, notifications, forms, elections, certificates or other documents required to be filed or submitted to any governmental body with respect to the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of, or compliance with, any Tax.

(d) “Code” shall mean the Internal Revenue Code of 1986, as amended.

2.15. Banks; Powers of Attorney. Schedule 2.15 is a complete and correct list showing (a) the names of each bank in which TDK or its Subsidiary has an account or safe deposit box and the names of all persons authorized to draw thereon or who have access thereto, and (b) the names of all persons, if any, holding powers of attorney from TDK or its Subsidiary.

2.16. Employee Arrangements. Schedule 2.16 is a complete and correct list and summary description of all (a) union, collective bargaining, employment, management, termination and consulting agreements to which TDK or its Subsidiary is a party or otherwise bound, and (b) compensation plans and arrangements; bonus and incentive plans and arrangements; deferred compensation plans and arrangements; pension and retirement plans and arrangements; profit-sharing and thrift plans and arrangements; stock purchase and stock option plans and arrangements; hospitalization and other life, health or disability insurance or reimbursement programs; holiday, sick leave, severance, vacation, tuition reimbursement, personal loan and product purchase discount policies and arrangements; and other plans or arrangements providing for benefits for employees of TDK or its Subsidiary. Said Schedule also lists the names and compensation of all employees of TDK and its Subsidiary as of the date hereof, including bonuses and other incentive compensation for the last two full fiscal years of TDK. As of the date hereof, neither TDK nor its Subsidiary has received any notice of termination from any of such persons, nor to TDK’s Knowledge does any such employee intend to terminate his or her employment.

2.17. ERISA.

(a) Except as set forth on Schedule 2.17, neither TDK nor its Subsidiary maintains or is obligated to contribute to an “employee pension benefit plan”, as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or “welfare benefit plan” as such term is defined in Section 3(1) of ERISA.

(b) Each employee pension benefit plan set forth on Schedule 2.17 complies currently and has been maintained in substantial compliance with its terms and, both as to form and in operation, with all material requirements prescribed by any and all material statutes, orders, rules and regulations that are applicable to such plans, including ERISA and the Code.

(c) Each welfare benefit plan set forth on Schedule 2.17 complies currently and has been maintained in substantial compliance with its terms and, both as to form and in operation, with all material requirements prescribed by any and all material statutes, orders, rules and regulations that are applicable to such plans, including ERISA and the Code. TDK does not sponsor, maintain, or contribute to any welfare benefit plan that provides health or death benefits to former employees of TDK other than as required by Section 4980B of the Code or other applicable laws.

(d) With respect to employee benefit plan of TDK or its Subsidiary, TDK and/or its Subsidiary, as the case may be, will have made, on or before the Closing Date, all payments required to be made by it on or before the Closing Date and will have accrued (in accordance with US GAAP) as of the Closing Date all payments due but not yet payable as of the Closing Date, so there will not have been, nor will there be, any Accumulated Funding Deficiencies (as defined in ERISA or the Code) or waivers of such deficiencies.

2.18. Certain Business Matters. Except as is set forth in Schedule 2.18, (a) there are no pending or, to TDK’s Knowledge, threatened, labor negotiations, work stoppages or work slowdowns involving or affecting the Business, and no union representation questions exist, and there are no organizing activities, in respect of any of the employees of TDK or its Subsidiary, (b) the product and service warranties given by TDK and its Subsidiary or by which either or both of them is bound (complete and correct copies or descriptions of which have heretofore been delivered by TDK to Take-Two) entail no greater obligations than to TDK’s Knowledge are customary in the Business, (c) none of TDK, its Subsidiary or the Parent is a party to or bound by any agreement which limits the freedom of TDK or its Subsidiary to compete in any line of business or with any person, or which is otherwise materially burdensome to TDK or its Subsidiary, and (d) neither TDK nor or its Subsidiary is a party to or bound by any agreement in which any officer, director or stockholder of TDK or its Subsidiary (or any affiliate of any such person) has, or had when made, a direct or indirect material interest, except for the Republishing and Distribution Agreement, dated November 1, 2002, between TDK and TDK Recording Media Europe S.A., the Amended and Restated Loan and Security Agreement, dated as of April 30, 2003, by and between TDK and Parent, and the Termination and Sell-Through License Agreement.

2.19. Certain Contracts. Schedule 2.19 is a complete and correct list of all contracts, commitments, obligations and understandings which are not set forth in any other Schedule delivered hereunder and to which TDK or its Subsidiary is a party or otherwise bound, except for each of those that (i) were made in the ordinary course of business and (ii) either (A) are terminable by TDK or its Subsidiary (and after the Closing will be terminable by the Surviving Corporation or such Subsidiary) without liability, expense or other obligation on 30 days’ notice or less, or (B) may be anticipated to involve aggregate payments to or by TDK or its Subsidiary of $50,000 (or the equivalent) or less calculated over the full term thereof, and (C) are not otherwise material to the Business. Complete and correct copies of all contracts, commitments, obligations and undertakings set forth on any of the Schedules attached to this Agreement have been furnished by TDK to Take-Two. Except as expressly stated on any of such Schedules, (1) each of the agreements listed on the Schedules hereto is in full force and effect, neither TDK nor its Subsidiary is, and to TDK’s Knowledge, no other person or entity which is a party thereto or otherwise bound thereby is, in material default thereunder; (2) no act or omission by TDK or its Subsidiary has resulted in, and to TDK’s Knowledge, no act or omission by any other party thereto has resulted in, any event, occurrence or condition which presently constitutes (or which with the giving of notice or the lapse of time or both would give rise to) a material default or right of cancellation, acceleration or material loss of contractual benefits thereunder, (3) to TDK’s Knowledge, all the covenants to be performed by any other party under such contract, commitment or agreement have been performed in all material respects; (4) to TDK’s Knowledge, there has been no threatened cancellations thereof, and there are no outstanding disputes thereunder; and (5) none of them requires the consent, approval, order or any waiver by, or any other action of or with any individual or individuals, the payment of any penalty, the incurrence of any additional debt, liability or obligation of any nature whatsoever or the change of any term in connection with the Merger.

2.20. Governmental Approvals/Consents. TDK and its Subsidiary currently hold all governmental and administrative consents, permits, appointments, approvals, licenses, certificates and franchises which are necessary for the operation of the Business and Assets, all of which are in full force and effect and will remain in full force and effect immediately following the Merger without the payment of any penalty or the incurrence of any additional debt, liability or obligation of any nature whatsoever or the change of any term, except in each case where the failure to remain in full force and effect immediately following the Merger could not reasonably be expected to have a Material Adverse Effect. Schedule 2.20 is a complete and correct list of all such governmental and administrative consents, permits, appointments, approvals, licenses, certificates and franchises. No material violations of the terms thereof have heretofore occurred within the past three years or, to TDK’s Knowledge, exist as of the date of this Agreement.

2.21. Accounts Receivable; Inventory. The accounts receivable shown in the Balance Sheet arose in the ordinary course of business; were not, as of the date of the Balance Sheet, except as set forth on Schedule 2.21 subject to any discount, contingency, claim of offset or recoupment or counter claim except as reflected on the reserves set forth on the Balance Sheet; and represented, as of the date of the Balance Sheet, bona fide claims against debtors for sales, leases, licenses and other charges. Other than those accounts receivable set forth on the Balance Sheet, all accounts receivable of TDK arising after the date of the Balance Sheet through the date of this Agreement arose in the ordinary course of business and, as of the date of this Agreement, and except as set forth on Schedule 2.21 are not subject to any discount, contingency, claim of off-set or recoupment or counterclaim. TDK believes that the amount carried for allowances, including, without limitation, markdowns, price protection, bad debt allowance and reserves, disclosed in the Balance Sheet is as of the date of this Agreement sufficient to provide for any losses which may be sustained on realization of the accounts receivable shown in the Balance Sheet. The aged accounts receivable report of TDK and its Subsidiary delivered by TDK to Take-Two as of a date within ten (10) days prior to the date of this Agreement (which shall be updated as of a date within ten (10) days prior to the Closing Date) is true, complete and accurate in all material respects. As of the date of the Balance Sheet, the inventories shown on the Balance Sheet consisted in all material respects of items in good and merchantable condition, of a quantity and quality useable and saleable in the ordinary course of business, to TDK’s Knowledge, at its normal gross profit margins experienced over the last twelve (12) months. All such inventories are valued on the Balance Sheet in accordance with US GAAP applied on a basis consistent with TDK’s and its Subsidiary’s past practices, and, as of the date of this Agreement, provision has been made or reserves have been established on the Balance Sheet, in each case, in an amount believed by TDK as of the date of the Balance Sheet to be adequate, for all slow moving, obsolete, unusable inventories or not readily marketable items.

2.22. Accounts Payable. All accounts payable of TDK and its Subsidiary which are required by US GAAP to be reflected in the Balance Sheet are reflected therein. Schedule 2.22 sets forth a true and correct aged list of all of TDK’s and its Subsidiary’s respective accounts payable as of a date within ten (10) days prior to the date of this Agreement (which shall be updated as of a date within ten (10) days prior to the Closing Date) in excess of $25,000 to any one payee. Except as set forth on Schedule 2.22, no account payable of TDK or its Subsidiary which has arisen subsequent to the date of the Balance Sheet and prior to the date hereof to any one payee has exceeded $25,000 nor has the aggregate of such accounts payable exceeded $50,000 to any one Payee. Except as disclosed in Schedule 2.22, all accounts payable have arisen in the ordinary course of business and represent valid arms-length accounts payable of TDK or its Subsidiary, as the case may be.

2.23. Business Practices and Commitments.

(a) Set forth on Schedule 2.23(a) is a description of TDK’s and its Subsidiary’s current (1) rebate and volume discount practice, and obligations, (2) allowance and customer return practice and obligations, (3) co-op advertising and other promotional practices, (4) warranty practices and obligations, (5) price protection agreements in effect as of the date hereof, (6) return policies and, for the last two fiscal years ended March 31, 2003, the historical return rates, as such return policies and historical return rates relate to TDK’s and its Subsidiary’s respective customers and suppliers and (7) schedule of recorded and/or committed rebate, volume discount credits, chargebacks and price protection claims due to customers. TDK believes that all obligations of TDK and/or its Subsidiary pursuant to such markdowns, allowances, and other chargebacks or other promotional practices obligating TDK and/or its Subsidiary to perform services or supply product at prices below TDK’s and/or its Subsidiary’s normal prices or at no cost have been adequately reserved for and disclosed in the Balance Sheet.

(b) Set forth on Schedule 2.23(b) is a list of all outstanding purchase orders in excess of $50,000 as of a date within ten (10) days prior to the date of this Agreement (which shall be updated as of a date within ten (10) days prior to the Closing Date).

(c) Except as set forth in Schedule 2.23(c), there is no general understanding that merchandise in the hands of any customer would be returnable to TDK or its Subsidiary. Set forth on Schedule 2.23(c) is a list of the net amount of merchandise returned by customers to TDK or its Subsidiary in excess of $25,000 during the last two fiscal years ended March 31, 2003. Neither TDK nor Parent is aware of any reason for the future returns experience of TDK or its Subsidiary to be materially different from prior experiences during the past two fiscal years ended March 31, 2003.

2.24. Customers and Suppliers; Loss of Business.

(a) Schedule 2.24 accurately identifies, and provides an accurate and complete breakdown of the revenues, amounts paid to or the value of goods received from, as applicable (1) each customer or other person of TDK or its Subsidiary that individually accounted for more than $50,000 of consolidated gross revenues of TDK in each of the last two fiscal years ended March 31, 2003, (2) each supplier of TDK or its Subsidiary that received purchase or other orders from TDK or its Subsidiary in an amount in excess of $50,000 during each of the last two fiscal years ended March 31, 2003 based on the aggregate value of supplies, merchandise and other goods and services ordered by TDK and its Subsidiary and (3) any sole source suppliers of goods or services for which there is no ready alternative to TDK and its Subsidiary on comparable terms.

(b) Neither TDK nor Parent have received any notice (whether written or verbal) that the transactions contemplated by this Agreement will result in any material loss of business or reduction in volume with any of the present suppliers or customers of TDK or its Subsidiary. There exists no actual or, to TDK’s Knowledge, threatened termination, cancellation or material limitation of, or any materially adverse modification or change in, the business relationship between TDK or its Subsidiary and any material supplier or customer of TDK or its Subsidiary.

2.25. Insurance. TDK and its Subsidiary maintain the policies of insurance (the “Insurance Policies”) set forth in Schedule 2.25, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 2.25 sets forth the name of the insurer under each Insurance Policy, the type of policy or bond, the coverage amount and any applicable deductible of the Insurance

Policy, and other material provisions, as of the date hereof. All premiums due and payable on or prior to the date hereof under all Insurance Policies have been paid. Each of TDK and its Subsidiary is in compliance with the terms of the Insurance Policies, and all Insurance Policies are in full force and effect. To TDK’s Knowledge, there is no threatened termination of any Insurance Policy. Schedule 2.25 sets forth all material claims made under the Insurance Policies since March 31, 2001. There is no claim pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of the Insurance Policies.

2.26. Regulatory Compliance. TDK has duly filed and made available to Take-Two (i) the annual reports on Form 10-K for its fiscal years ended March 31, 2003 and March 31, 2002, (ii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since March 31, 2002, and (iii) all other reports, statements, forms, schedules, registration statements and other documents required to be filed by it with the Securities and Exchange Commission (the “Commission”) since March 31, 2003. As used herein, the term “TDK SEC Reports” means all of the reports and other filings referred to in the preceding clauses (i) through (iii). Each of the TDK SEC Reports, at the time of its filing, complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the Commission promulgated thereunder and other federal, state and local laws, rules and regulations applicable to such documents and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

2.27. Information as to TDK. None of the representations or warranties made by TDK or Parent in this Agreement is, or contained in any of the TDK Documents to be executed and delivered hereto will be, false or misleading with respect to any material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3. Representations and Warranties as to Take-Two and Take-Two Subsidiary. Take-Two and Take-Two Subsidiary, jointly and severally, represent and warrant to TDK and the Parent as follows:

3.1. Organization, Standing and Power. Each of Take-Two and Take-Two Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and corporate authority to (a) own, lease and operate its properties, (b) carry on its business as currently conducted by it and (c) execute and deliver, and perform under this Agreement and each other agreement and instrument to be executed and delivered by it pursuant hereto.

3.2. Authority. The execution and delivery by Take-Two and Take-Two Subsidiary of this Agreement and of each agreement and instrument to be executed and delivered by either of them pursuant hereto (collectively, the “Take-Two Documents”), the performance by each of them of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Take-Two and Take-Two Subsidiary. This Agreement is, and when executed and delivered by Take-Two and Take-Two Subsidiary each other Take-Two Document will be, the valid and binding obligation of Take-Two or Take-Two Subsidiary, as the case may be, to the extent it is a party thereto, in accordance with the respective terms, thereof, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally and subject to the rules of law governing (and all limitations on) specific performance, injunctive relief, and other equitable remedies.

3.3. Noncontravention. Neither the execution and delivery by Take-Two or Take-Two Subsidiary of this Agreement or of any other Take-Two Documents to be executed and delivered by either or both of them in connection herewith, nor the consummation of any of the transactions contemplated hereby or thereby, nor the performance by either or both of them of any of their respective obligations hereunder or thereunder, will (nor with the giving of notice or the lapse of time or both would) (a) conflict with or result in a breach of any provision of the Certificate of Incorporation, By-Laws or other constituent documents of Take-Two or Take-Two Subsidiary, each as amended to date, (b) give rise to a default, or any right of termination, cancellation or acceleration, or otherwise be in conflict with or result in a loss of contractual benefits to either or both of them, under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which either or both of them is a party or by which either or both of them or any of their respective assets may be bound, or require any consent, approval or notice under the terms of any such document or instrument (other than consents that shall have been obtained prior to Closing and shall not have been rescinded), or (c) violate any order, writ, injunction, decree, law, statute, rule or regulation of any court or governmental authority which is applicable to either or both of them or (d) result in the creation or imposition of any lien, adverse claim, restriction, charge or encumbrance upon any of the material assets of Take-Two or Take-Two Subsidiary.

3.4. Regulatory Compliance. Since October 31, 2002, Take-Two has duly filed all reports, schedules, forms, statements, registration statements and other documents required to be filed by it with the Commission pursuant to the reporting requirements of the Exchange Act, including material filed pursuant to Section 13(a) or 15(d) of the Exchange Act (“Take-Two 34 Act Reports”). At the time of its filing, the Form 10-K for the year ended October 31, 2002 and any subsequent Form 10-Q filing (including all financial statements contained therein) complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder and other federal, state and local laws, rules and regulations applicable to such documents and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.5. Litigation. There are no claims, suits, actions, or administrative, arbitration or other proceedings or governmental investigations, pending or, to the knowledge of Take-Two, threatened, against or relating to Take-Two, Take-Two Subsidiary, the transactions contemplated hereby or any of the assets of Take-Two and/or Take-Two Subsidiary which are required to be disclosed in any Take-Two 34 Act Report that are not otherwise disclosed on a

Take-Two 34 Act Report. There are no judgments, orders, stipulations, injunctions, decrees or awards in effect which relate to Take-Two and/or Take-Two Subsidiary, this Agreement or the transactions contemplated hereby or any of the assets of Take-Two and/or Take-Two Subsidiary which are required to be disclosed in any Take-Two 34 Act Report. For purposes of this Section 3.5, the term “knowledge of Take-Two” shall be the knowledge of each of the executive officers of Take-Two, in each case after reasonable inquiry by such person of the currently employed Take-Two senior executives.

3.6. Financing. Take-Two has, and will have as of the Closing Date, sufficient funds and authorized shares of its common stock to enable it to complete the transactions contemplated by this Agreement.

4. Indemnification.

4.1. Indemnification by Parent and TDK

(a) Each of TDK (before but not after the Effective Time) and the Parent, jointly and severally, hereby indemnifies and agrees to defend and hold harmless each of Take-Two and Take-Two Subsidiary (the “Take-Two Indemnitees”) from and against any and all losses, obligations, deficiencies, liabilities, claims, damages, Taxes, costs and expenses (including, without limitation, the amount of any settlement entered into pursuant hereto, and all reasonable legal and other expenses incurred in connection with the investigation, prosecution or defense of any matter indemnified pursuant hereto) (collectively, “Losses”) which either of them may sustain, suffer or incur and which arise out of, are caused by, relate to, or result or occur from or in connection with (a) any misrepresentation of a fact contained in any representation of TDK and/or the Parent contained herein, or (b) the breach by TDK or the Parent of any warranty or covenant made by either or both of them in any TDK Document or (c)(i) Taxes of TDK or its Subsidiary for Tax periods ending on or prior to the Closing Date or (ii) the unpaid Taxes of any Person other than TDK or its Subsidiary under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, by contract or otherwise, which Taxes relate to, or are otherwise connected with, any event or transaction occurring on or before the Closing Date; provided, however, in the case of (c)(i) and (c)(ii), Parent shall only be liable to the extent such Taxes exceed the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the Balance Sheet, as such reserve is adjusted for the passage of time through the Closing Date in accordance with reasonable past custom, and practice, of TDK and its Subsidiary in filing their Tax Returns. The foregoing indemnification shall also apply to direct claims by Take-Two and/or Take-Two Subsidiary against Parent. In the case of any Tax period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Company or its Subsidiary that will be deemed allocable to the portion of such Tax period ending on the Closing Date shall be determined based on an interim closing of the books of TDK and its Subsidiary at the close of the Closing Date (and, for such purpose, the taxable period of any partnership or other pass-through entity in which TDK or its Subsidiary holds a beneficial interest shall be deemed to terminate at such time) and the amount of any other Taxes of TDK and its Subsidiary allocable to such portion of the Straddle Period shall be determined by multiplying the amount of such Tax by a fraction, the numerator of which is the number of days in the Straddle Period up to and including the Closing Date and the denominator of which is the total number of days in the Straddle Period.

(b) The obligations of TDK and the Parent to indemnify the Take-Two Indemnitees pursuant to Section 4.1(a) are subject to the following limitations:

(i) No indemnification shall be made by TDK or the Parent with respect to any claim unless the aggregate amount of Losses under all claims by the Take-Two Indemnitees exceeds $250,000 and, in such event, indemnification shall be made by TDK or the Parent only to the extent that the Losses subject to indemnification pursuant to Section 4.1(a) exceed in the aggregate $250,000, it being understood that such amount shall be a “deductible” for the Take-Two Indemnitees; provided, however, that the foregoing deductible shall not apply to (A) the Parent’s indemnification obligations under Section 4.5 hereof and (B) claims based upon any Losses arising out of or relating to any breaches of any of the representations or warranties set forth in Sections 2.1, 2.4 or 2.17;

(ii) In no event shall the aggregate obligation of TDK and the Parent to indemnify the Take-Two Indemnitees pursuant to this Section 4.1 exceed the total Per Share Consideration paid or to be paid to Parent hereunder plus an amount equal to the purchase price paid or to be paid by Take-Two for the Purchased Indebtedness (as defined in Section 5.15);

(iii) TDK and the Parent shall be obligated to indemnify the Take-Two Indemnitees only for those claims giving rise to Losses and to which the applicable Take-Two Indemnitees have given TDK and the Parent written notice thereof prior to the end of the survival period applicable thereto as set forth in Section 9, if any. Any written notice delivered by a Take-Two Indemnitee to TDK or the Parent with respect to Losses subject to indemnification under Section 4.1(a) shall set forth with as much specificity as is reasonably practicable the basis of the claim for such Losses and, to the extent reasonably practicable, a reasonable estimate of the amount thereof;

(iv) After the giving of written notice of any claim of Losses subject to indemnification pursuant to Section 4.1(a) pursuant hereto, the amount of indemnification to which the Take-Two Indemnitees shall be entitled under this Section 4 shall be determined: (i) by the written agreement between the applicable Take-Two Indemnitees and TDK and the Parent; (ii) by the amount paid in settlement, if such settlement is permitted pursuant to Section 4.3; (iii) by a final judgment or decree of any court of competent jurisdiction; or (iv) by any other means to which the Take-Two Indemnitees and TDK and the Parent shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined; and

(v) In no event shall TDK, the Surviving Corporation or any former stockholder of TDK (other than the Parent) have any liability whatsoever to Take-Two or any affiliate thereof pursuant to this Agreement or in connection with the transactions contemplated hereby after the Closing.

4.2. Indemnification by Take-Two and Take-Two Subsidiary

(a) Each of Take-Two and Take-Two Subsidiary, jointly and severally, indemnifies and agrees to defend and hold harmless each of TDK (before but not after the Effective Time) and Parent (the “TDK Indemnitees”) from and against any and all Losses either of them may sustain, suffer or incur and which arise out of, are caused by, relate to, or result or occur from or in connection with any misrepresentation of a fact contained in any representation of Take-Two and/or Take-Two Subsidiary contained in, or the breach by Take-Two or Take-Two Subsidiary of any warranty or covenant made by either or both of them in, any Take-Two Document. The foregoing indemnification shall also apply to direct claims by TDK or the Parent against Take-Two and/or Take-Two Subsidiary.

(b) The obligations of Take-Two to indemnify the TDK Indemnitees pursuant to Section 4.2(a) are subject to the following limitations:

(i) No indemnification shall be made by Take-Two with respect to any claim unless the aggregate amount of Losses under all claims by the TDK Indemnitees exceeds $250,000 and, in such event, indemnification shall be made by Take-Two only to the extent the Losses subject to indemnification under Section 4.2(a) exceed in the aggregate $250,000, it being understood that such amount shall be a “deductible” for the TDK Indemnitees; provided, however, that the foregoing deductible shall not apply to claims based upon any Losses arising out of or relating to any breaches of any of the representations or warranties set forth in Sections 3.1 or 3.2;

(ii) In no event shall the aggregate obligation of Take-Two to indemnify the TDK Indemnitees pursuant to this Section 4.2 exceed the total Per Share Consideration paid or to be paid to Parent hereunder plus an amount equal to the purchase price paid or to be paid by Take-Two for the Purchased Indebtedness;

(iii) Take-Two shall be obligated to indemnify the TDK Indemnitees only for those claims giving rise to Losses and to which the applicable TDK Indemnitees have given Take-Two written notice thereof prior to the end of the survival period applicable thereto as set forth in Section 9, if any. Any written notice delivered by a TDK Indemnitee to Take-Two with respect to Losses subject to indemnification under Section 4.2(a) shall set forth with as much specificity as is reasonably practicable the basis of the claim for such Losses and, to the extent reasonably practicable, a reasonable estimate of the amount thereof; and

(iv) After the giving of written notice of any claim of Losses subject to indemnification pursuant to Section 4.2(a) pursuant hereto, the amount of indemnification to which the TDK Indemnitees shall be entitled under this Section 4 shall be determined: (i) by the written agreement between the applicable TDK Indemnitees and Take-Two; (ii) by the amount paid in settlement, if such settlement is permitted pursuant to Section 4.3; (iii) by a final judgment or decree of any court of competent jurisdiction; or (iv) by any other means to which the TDK Indemnitees and Take-Two shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.

4.3. Third Party Claims. If a claim by a third party (including any claim, demand, audit, examination, proposed assessment or other proceeding by a Tax authority) is made against any party or parties hereto and the party or parties against whom said claim is made intends to seek indemnification with respect thereto under Sections 4.1, 4.2 or 4.5, as applicable, the party or parties seeking such indemnification shall promptly notify the indemnifying party or parties, in writing, of such claim; provided, however, that the failure to give such notice shall not affect the rights of the indemnified party or parties hereunder except to the extent that such failure materially and adversely affects the indemnifying party or parties due to the inability to timely defend such action. The foregoing written notice shall set forth, to the extent reasonably practicable, the basis for such indemnity claim in reasonable detail and a reasonable estimate of the amount thereof (if available), and shall be accompanied by copies of all documents which are in the possession of the indemnified party or parties and which evidence or relate to the third party claim that is the subject of such written notice. The indemnifying party or parties shall have ten (10) business days after said notice is given to elect, by written notice given to the indemnified party or parties, to undertake, conduct and control, through counsel of their own choosing (subject to the consent of the indemnified party or parties, such consent not to be unreasonably withheld) and at their sole risk and expense, the good faith settlement or defense of such claim, and the indemnified party or parties shall cooperate with the indemnifying parties in connection therewith; provided: (a) all settlements require the prior reasonable consultation with the indemnified party and the prior written consent of the indemnified party, which consent shall not be unreasonably withheld, and (b) the indemnified party or parties shall be entitled to participate in such settlement or defense through counsel chosen by the indemnified party or parties, provided that the fees and expenses of such counsel shall be borne by the indemnified party or parties. So long as the indemnifying party or parties are contesting any such claim in good faith, the indemnified party or parties shall not pay or settle any such claim; provided, however, that notwithstanding the foregoing, the indemnified party or parties shall have the right to pay or settle any such claim at any time, provided that in such event they shall waive any right of indemnification therefor by the indemnifying party or parties. If the indemnifying party or parties do not make a timely election to undertake the good faith defense or settlement of the claim as aforesaid, or if the indemnifying parties fail to proceed with the good faith defense or settlement of the matter after making such election, then, in either such event, the indemnified party or parties shall have the right to contest, settle or compromise (provided that all settlements or compromises require the prior reasonable consultation with the indemnifying party and the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld) the claim at their exclusive discretion, at the risk and expense of the indemnifying parties.

4.4. Assistance. Regardless of which party is controlling the defense of any claim, each party shall act in good faith and shall provide reasonable documents and cooperation to the party handling the defense.

4.5. Additional Tax Indemnification by Parent. In addition to the Parent’s indemnification obligations set forth in Section 4.1 hereof, and subject to Section 4.3 hereof, the Parent hereby indemnifies and agrees to defend and hold harmless Take-Two from and against any all Losses for any Tax liability incurred by Take-Two and/or the Surviving Corporation with respect to (i) any cancellation of indebtedness income that is required to be recognized and reported by the Surviving Corporation, Take-Two and/or its affiliates under the Code (or corresponding provision of state and local Tax laws) as the result of Parent’s Capital Contribution (as defined in Section 5.14 hereof), or (ii) any increase in taxable income required to be reported by the Surviving Corporation, Take-Two and/or its affiliates due to any reduction in their tax attributes under Code Section 108 (or corresponding provision of state and local Tax laws) as the result of Parent’s Capital Contribution. For purposes of the foregoing clause (ii), (A) the computation of the amount of tax attributes available to the Surviving Corporation shall take into account any applicable limitations under Code Section 382 or other similar provisions, and (B) the computation of a reduction in tax attributes shall exclude any reduction of tax attributes in an amount not to exceed $5,000,000 attributable to Parent’s charge off on or prior to the Closing Date under Code Section 166 of a corresponding portion of the indebtedness (“Parent Indebtedness”) owed to it by TDK prior to the date hereof; provided, however, that this provision shall not relieve Parent of its indemnification obligation for Losses incurred with respect to the charge-off of the Parent Indebtedness to the extent that sufficient net operating losses or other tax deductions of TDK are not available to offset any cancellation of indebtedness income realized and recognized by TDK in connection therewith.

4.6. Additional Appraisal Rights Indemnification by Parent. In addition to the Parent’s indemnification obligations set forth in Section 4.1 and 4.5 hereof, and subject to Section 4.3 hereof, the Parent hereby indemnifies and agrees to defend and hold harmless Take-Two from and against (i) the excess, if any, of (x) the aggregate appraised value (as determined by the Delaware Court of Chancery) of all shares of TDK Common Stock appraised in accordance with the provisions of Section 262 of the DGCL with respect to the Merger over (y) the aggregate Per Share Consideration to which such shares would have been entitled to receive in accordance with the provisions of this Agreement and (ii) all costs and expenses (including, without limitation, reasonably attorney’s fees and expenses) incurred by Take-Two and/or the Surviving Corporation that arise out of or relate to such exercise of such appraisal rights; provided, however, that the Parent shall only be obligated to indemnify Take-Two pursuant to this Section 4.6 to the extent such amounts exceed $500,000 in the aggregate; provided further, however, that the limitations set forth in Section 4.1(b)(i) and 4.1(b)(ii) shall not apply to Parent’s indemnification obligations under this Section 4.6.

4.7. Parent’s Satisfaction of Obligations with Shares. For so long as the Shares (as defined in Section 5.15 below) constitute “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act of 1933, Parent shall have the right, at its sole option and discretion, to assign, transfer and convey all or any portion of the Shares to Take-Two in payment, satisfaction and discharge of any monetary liability or obligation that Parent may owe to any Take-Two Indemnitee by reason of the indemnity obligations of Parent contained in this Section 4. For purposes of this Section 4.6, each Share transferred by Parent to Take-Two hereunder shall be deemed to have a value equal to the greater of (i) the average closing bid price of Take-Two’s common stock for the five (5) consecutive Trading Days immediately preceding the last full business day before the Closing, or (ii) the average closing bid price of Take-Two’s common stock for the five (5) consecutive Trading Days immediately preceding the last full business day before the date of such transfer.

4.8. Sole Remedy. Except as otherwise expressly set forth herein, absent fraud or in the event a court determines a party is entitled to equitable remedies, the indemnification provided in this Section 4 shall constitute the sole and exclusive remedy of the parties hereto with respect to breaches hereof and the matters set forth herein.

5. Non-Compete; Certain Covenants

5.1. Noncompete Covenant

(a) Parent hereby agrees for a period of five (5) years after the Closing Date, not to, directly or indirectly, within North America, engage in any business (whether as owner, manager, operator, licensor, licensee, lender, guarantor, partner, stockholder, joint venturer, employee or consultant) which is competitive with the Business, as existing on the Closing Date, other than (A) as a holder for investment purposes only of not more than five percent (5%) of the publicly-traded equity securities of any corporation or other entity engaged in a competitive business, and (B) all operations of TDK Recording Media Europe S.A. and TDK Electronics Europe GmbH, as existing or contemplated as of the Closing Date; provided, however, that Parent shall not, directly or indirectly, market, sell or distribute any software game product in the United States under the “TDK” or “TDK Mediactive” names. At no time during the term of this Agreement or the five (5) year period after the Closing Date, shall Parent, directly or indirectly, make or publish any false or untrue statement which disparages the commercial, business or financial reputation of TDK or Take-Two or any of its subsidiaries. For purposes of clarification, Take-Two acknowledges and agrees that the provisions of this Section 5.1(a) shall not prohibit TDK Recording Media Europe S.A. or TDK Europe Electronics GmbH from, directly or indirectly, developing, publishing, marketing, selling or distributing in North America any entertainment software under any name not including the “TDK” or “TDK Mediactive” names.

(b) Parent hereby agrees for a period of five (5) years after the Closing Date, not to, directly or indirectly, interfere with or disrupt Take-Two’s or the Surviving Corporation’s operation of the Business or their use, ownership and enjoyment of the Assets after the Closing Date by hiring, offering to hire, enticing away or in any other manner persuading or attempting to persuade any officer, employee, agent, lessor, lessee, licensor, licensee, customer, prospective customer or supplier of the Business to discontinue or alter his or its relationship with the Business; provided, however, that nothing in this Section 5.1(b) shall be construed or interpreted to prohibit Parent from hiring any person who initiates communication or other contact with Parent following six (6) months after such person’s termination of employment or resignation in the Business or any person who responds to a general solicitation of employment addressed to the general public or other similar form of non-directed employee search.

(c) The parties hereto hereby acknowledge and agree that (i) Take-Two and the Surviving Corporation would be irreparably injured in the event of a breach by Parent of any of its obligations under this Section 5.1, (ii) monetary damages would not be an adequate remedy for any such breach, and (iii) Take-Two and the Surviving Corporation shall be entitled to seek injunctive relief, in addition to any other remedy which it may have, in the event of any such breach. It is hereby also agreed that the existence of any monetary claims which Parent may have against Take-Two or the Surviving Corporation, whether under this Agreement or otherwise, shall not be a defense to the enforcement by Take-Two or the Surviving Corporation of any of the rights under this Section 5.1.

(d) It is the intent of the parties hereto that the covenants contained in this Section 5.1 shall be enforced to the fullest extent permissible under the laws of and public policies of each jurisdiction in which enforcement is sought. The Parent hereby acknowledges that said restrictions are reasonably necessary for the protection of Take-Two and the Surviving Corporation. Accordingly, it is hereby agreed that if any one or more of the provisions of Section 5.1 shall be adjudicated to be invalid or unenforceable for any reason whatsoever, said provision shall be (only with respect to the operation thereof in the particular jurisdiction in which such adjudication is made) construed by limiting and reducing it so as to be enforceable to the extent permissible.

(e) The provisions of this Section 5.1 shall be exclusive with respect to the subject matter hereof, and shall supersede and be in lieu of any other obligations with respect to such subject matter, whether arising as a matter of contract, by law or otherwise.

5.2. Confidentiality.

(a) The terms and conditions of the Confidentiality Agreement by and between Take-Two and TDK dated June 3, 2003 (the “Confidentiality Agreement”) are incorporated herein by reference and shall apply to all information relating to TDK and its Subsidiary provided to Take-Two before the execution of this Agreement and to all information relating to the TDK and its Subsidiary provided to Take-Two after the execution of this Agreement, including, without limitation, pursuant to Section 5.4 hereof.

(b) Upon the Closing and for a period of five (5) years thereafter, unless otherwise authorized by Take-Two, the Parent hereby agrees not to, and the Parent shall cause its officers, directors, employees and agents not to, at any time, directly or indirectly, use, communicate, disclose or disseminate any Confidential Information to any person or entity (other than the directors, officers and employees of Parent and its affiliates), except for such disclosure as may be (A) required by applicable law or any governmental or regulatory authority or the rules of any stock exchange or compelled by legal process (including, without limitation, by subpoena, deposition, oral or written interrogatory, request for information or documents, or civil or criminal investigative demand), (B) necessary in connection with the defense or prosecution of any claim, demand, action, suit or other legal proceeding between or among any or all of the parties hereto which is based upon, arises out of or relates to this Agreement, the subject matter or any provision hereof or the transactions contemplated hereby, (C) necessary in connection with the defense of any third party claim pursuant to Section 4.3 hereof or the defense of any other claim, demand, action, suit or other legal proceeding made or brought by a third party against Parent in respect of the Business, the Assets, Parent’s ownership of TDK

Common Stock or the transactions contemplated hereby, or (E) made to counsel, accountants or other professional advisors for purposes of the matters described in the preceding clauses (A) through (D) or for purposes of professional services in connection with the transaction contemplated hereby or the financial reporting thereof. As used in this Section 5.2(b), the term “Confidential Information” shall mean any and all information (oral and written) relating to the Business or the Assets or the transactions contemplated by this Agreement, other than such information which can be shown by the disclosing party to be in the public domain (such information not being deemed to be in the public domain merely because it is embraced by more general information which is in the public domain), other than as the result of a breach of the provisions of this Section 5.2(b), including, but not limited to, information relating to: identity and description of goods and services used; purchasing; costs; pricing; equipment; technology; research; test procedures and results; customers and prospects; personnel matters, business plans and projections, customer or visitor data, marketing; and selling and servicing. Notwithstanding anything to the contrary in this Agreement or any other agreement relating to the transactions described in this Agreement, the parties hereto shall be permitted to disclose the U.S. federal income tax treatment and tax structure of the transactions described in this Agreement (including any materials, opinions or analyses relating to such tax treatment or tax structure, but without disclosure of identifying information or, except to the extent relating to such tax structure or tax treatment, any nonpublic commercial or financial information) on and after the date hereof. Moreover, notwithstanding any other provision of this Agreement, there shall be no limitation on any party’s ability to consult any tax adviser, whether or not independent from the parties, regarding the U.S. federal income tax treatment or tax structure of the transaction described in this Agreement. Except as otherwise required by law, any such disclosure as to tax structure or tax treatment shall be made in a manner that preserves confidentiality as to the parties and their business operations and any other non-tax related proprietary information with respect thereto.

(c) Take-Two and TDK agree that the joint press release set forth in Exhibit E hereto shall be released to the public immediately upon execution hereof. Take-Two and TDK will consult with each other before issuing any other press release or making any other public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable law or applicable stock exchange or NASDAQ regulations, will not issue any such press release or make any such public statement prior to such consultation.

5.3. Broker. Except for fees and expenses payable by TDK to Europlay Capital Advisors (“ECA”) and Averil Capital Markets Group, Inc. (“Averil”), which fees and expenses shall be paid by Parent, each of Take-Two on the one hand, and TDK and the Parent on the other hand, represents and warrants to the other that no broker or finder was engaged or dealt with in connection with any of the transactions contemplated by this Agreement, and Take-Two, on the one hand, and the Parent (on behalf of itself and on behalf of TDK) shall indemnify and hold the other harmless from and against any and all claims or liabilities asserted by or on behalf of any alleged broker or finder for broker’s fees, finder’s fees, commissions or like payments.

5.4. Investigation. Between the date of this Agreement and the earlier of the termination of this Agreement in accordance with the provisions of Section 8.1 hereof or the Closing Date, Take-Two may, directly and through its representatives, make such investigation of TDK and its businesses and assets as each deems necessary or advisable, but such investigation shall not affect any of the representations and warranties contained herein or in any instrument or document delivered pursuant hereto. In furtherance of the foregoing, Take-Two and its representatives shall have reasonable access, during normal business hours after the date hereof, to all properties, books, contracts, commitments and records of TDK, and TDK shall furnish to Take-Two and its representatives such financial and operating data and other information as may from time to time be reasonably requested relating to the transactions contemplated by this Agreement. TDK and its management, employees, accountants and attorneys shall cooperate fully with Take-Two and its representatives in connection with such investigation.

5.5. Consummation of Transaction. Each of the parties hereto hereby agrees to use its commercially reasonable efforts to cause all conditions precedent to its obligations (and to the obligations of the other parties hereto to consummate the transactions contemplated hereby) to be satisfied, including, but not limited to, using all commercially reasonable efforts to obtain all required (if so required by this Agreement) consents, waivers, amendments, modifications, approvals, authorizations, novations and licenses; provided, however, that nothing herein contained shall be deemed to modify any of the absolute obligations imposed upon any of the parties hereto under this Agreement or any agreement executed and delivered pursuant hereto.

5.6. Cooperation/Further Assurances.

(a) Each of the parties hereto hereby agrees to fully cooperate with the other parties hereto in preparing and filing any notices, applications, reports and other instruments and documents which are required by, or which are desirable in the reasonable opinion of any of the parties hereto, or their respective legal counsel, in respect of, any statute, rule, regulation or order of any governmental or administrative body in connection with the transactions contemplated by this Agreement.

(b) Each of the parties hereto hereby further agrees to execute, acknowledge, deliver, file and/or record, or cause such other parties to the extent permitted by law to execute, acknowledge, deliver, file and/or record such other documents as may be required by this Agreement and as Take-Two and/or Take-Two Subsidiary, on the one hand, and/or TDK and/or the Parent, on the other, or their respective legal counsel may reasonably require in order to document and carry out the transactions contemplated by this Agreement.

(c) Each of the parties hereto shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of any Tax Returns of TDK or its Subsidiary or relating to the Business and any audit, litigation or other proceeding with respect to Taxes of TDK or its Subsidiary or relating to the Business. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parent agrees (A) to retain all books and records currently in its possession with respect to Tax matters pertinent to TDK relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Take-Two or TDK any extensions thereof) of the respective Tax periods, and to abide by all record retention agreements entered into with any governmental agency; and (B) to give the other parties reasonable written notice prior to transferring, destroying or discarding any such books or records and if another party so requests, to allow such other party to take possession of such books and records. Take-Two shall prepare and file, or shall cause TDK to prepare and file, all Tax Returns of TDK and its Subsidiary which have a filing due date subsequent to the Closing Date, but which relate to Tax periods ending on or prior to the Closing Date or to a Straddle Period. Prior to the filing of any of the foregoing Tax Returns with the applicable Tax authority, Take-Two or TDK, as applicable, shall deliver a copy of such Tax Return to Parent sufficiently in advance of the filing due date to allow Parent a reasonable opportunity to review and comment thereon. From and after the Closing, TDK shall not file (and Take-Two shall not permit the filing of) any amendment of or supplement to any Tax Return previously filed by TDK or its Subsidiary on or prior to the Closing Date without the prior written consent of Parent, which consent shall not be unreasonably withheld. For purposes of the preceding sentence, Parent’s failure or refusal to consent shall not be deemed unreasonable if such amendment or supplement would result in or increase a Tax liability which is or is alleged to be the subject of Parent’s indemnity obligations under Section 4 hereof, unless all Take-Two Indemnitees fully and irrevocably waive and release any and rights to indemnity that they may otherwise have under Section 4 hereof in respect of such Tax liability pursuant to a duly executed written instrument delivered to Parent and in form and substance reasonably satisfactory to Parent and its counsel.

(d) Take-Two and Parent further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to Section 6043 of the Code and all Treasury Department Regulations promulgated thereunder.

5.7. Accuracy of Representations. Each party hereto agrees that prior to the Closing Date it will enter into no transaction and take no action, and will use its best efforts to prevent the occurrence of any event (but excluding events which occur in the ordinary course of business and events over which such party has no control), which would result in any of its representations, warranties or covenants contained in this Agreement or in any agreement, document or instrument executed and delivered by him or it pursuant hereto not to be true and correct, or not to be performed as contemplated, after the occurrence of such transaction or event.

5.8. Information Statement. Promptly after the execution and delivery of this Agreement (but in no event later than ten (10) days after the date hereof), TDK shall prepare and file with the SEC an information statement (the “Information Statement”) relating to the approval of the Merger and the transactions contemplated by this Agreement. The Information Statement shall be prepared in accordance with, and comply with, Regulation 14C and Schedule 14C promulgated under the Exchange Act. TDK shall provide Take-Two with a reasonable opportunity to review and comment on the Information Statement prior to filing such with the SEC, and no such filing shall be made without the approval of Take-Two, which shall not be unreasonably withheld or delayed. Take-Two shall promptly provide any comments on the Information Statement to TDK along with any information required to be included in the Information Statement. TDK shall also provide Take-Two with a reasonably opportunity to review and comment upon all amendments and supplements to the Information Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Promptly after the Information Statement has cleared the SEC, TDK shall thereafter mail the Information Statement to the TDK stockholders. The Information Statement (including any information provided by Take-Two pursuant to this Section 5.8) shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made in the Information Statement, in light of the circumstances under which they were made, not misleading. The term “Information Statement” shall be deemed to include such information statement at the time it initially is mailed to the TDK stockholders and all amendments and supplements thereto, if any, similarly filed and mailed.

5.9. Conduct of Business; Notification of Certain Matters. (a) TDK covenants and agrees as to itself and its Subsidiary, and Parent covenants and agrees to cause TDK, to conduct the Business during the period from the date of this Agreement to the Closing Date only in the ordinary course and in a manner consistent with past practice and in compliance with applicable laws, and TDK and Parent shall preserve intact TDK’s and its Subsidiary’s business organizations, maintain and preserve the Assets, undertake its reasonable commercial efforts to keep available the services of the respective current officers, employees and consultants of TDK and its Subsidiary and preserve the present goodwill of TDK and its Subsidiary and their relationships with customers, suppliers and other persons with whom it has business relations. In addition to the foregoing, TDK (as to itself and its Subsidiary) shall not nor shall Parent authorize TDK, between the date hereof and the Closing Date, directly or indirectly, to do any of the following without the prior written consent of Take-Two:

(i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of the TDK Common Stock; split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock; or purchase, redeem or otherwise acquire any shares of TDK Common Stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; except pursuant to the exercise of existing options, authorize for issuance, issue, deliver, sell or agree to commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any shares of TDK Common Stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities convertible securities or any other securities or equity equivalents;

(ii) increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of employees of TDK who are not officers of the TDK, in the ordinary course of business, in accordance with past practice; enter into employment arrangements, other than in the ordinary course of business consistent with past practice, with any other employee of the TDK involving compensation in excess of $50,000; or establish, adopt, enter into, amend or terminate any written agreement or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

(iii) amend its Certificate of Incorporation or Bylaws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of TDK;

(iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or corporation, partnership, joint venture, association or other business organization or division thereof; or any assets that are material, individually or in the aggregate, to TDK except purchases in the ordinary course of business consistent with past practice;

(v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of TDK’s properties or assets, except sales or dispositions in the ordinary course of business consistent with past practice;

(vi) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of TDK, guarantee any debt securities of another person, or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice; provided, however, that TDK shall be entitled to receive loans from Parent in such amounts as are in accordance with a cash flow statement (the “Interim Budget”) mutually approved from time to time by Parent, TDK and Take-Two, which amounts shall include all amounts funded by Parent in excess of $30,942,337, whether such amounts were funded prior to or after the date of this Agreement, so long as such amounts are in accordance with the Interim Budget and approved by Take-Two, which approval shall not be unreasonably withheld in connection with general administrative expenses set forth in and in accordance with the Interim Budget (collectively, the “Approved Advances”);

(vii) enter into, amend, modify or terminate any agreement, contract or commitment involving a commitment on the part of TDK to purchase, sell, lease or otherwise dispose of assets or require payment by TDK in excess of $50,000;

(viii) expend funds for capital expenditures in excess of $50,000;

(ix) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

(x) recognize any labor union (unless legally required to do so) or enter into or amend any collective bargaining agreement;

(xi) change any accounting principles used by TDK, unless required by the Financial Accounting Standards Board;

(xii) make any tax election or settle or compromise any income tax liability or file any amended Tax Return or file any Tax Return prior to the last day (including extensions) prescribed by law, in the case of any of the foregoing, material to the business, financial condition or results of operations of TDK, taken as a whole, except for consolidated, combined or unitary income Tax Returns filed by Parent that include the income and/or operations of TDK;

(xiii) settle or compromise any litigation in which TDK is a defendant (whether or not commenced prior to the date of this Agreement) or settle, pay or compromise any claims not required to be paid, which payments are individually in an amount in excess of $25,000 and in the aggregate in an amount in excess of $50,000;

(xiv) modify or amend any existing Insurance Policy; or

(xv) submit for manufacturing, indicate to or agree with any console manufacturer on the intended wholesale price of, or release any console game product; provided that TDK may take any of the foregoing actions to the extent reasonably required to enable it to comply with the delivery requirements of its existing contractual obligations; or

(xvi) enter into, amend, modify or terminate any agreement, contract or commitment (whether or not in the ordinary course of business) that provides for restrictions or limitations on the interactive software games that are contemplated to be commercially released by TDK after the date of this Agreement; provided that Take-Two shall not unreasonably withhold its consent to the foregoing; or

(xvii) authorize any of, or commit or agree to take any of the foregoing actions.

(b) Anything contained in this Section 5.9 to the contrary notwithstanding, except as otherwise provided in the Interim Budget and except for the payment of fees by TDK to ECA and/or Averil, TDK (as to itself and its Subsidiary) shall not nor shall Parent authorize TDK, between the date hereof and the Closing Date, directly or indirectly, without the prior written consent of Take-Two, make any expenditure (whether or not in the ordinary course of business) in excess of $25,000, individually.

(c) TDK and Parent shall give prompt notice to Take-Two, of (i) the occurrence, or nonoccurrence, or any event the occurrence, or nonoccurrence, of which would be likely to cause any representation contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date and (ii) any material failure of TDK and/or Parent to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by hereunder; provided, however, that the delivery of any notice pursuant to this Subsection 5.9(b) shall not limit or otherwise affect the remedies available hereunder to Take-Two.

5.10. No Solicitation of Transactions. Prior to the earlier of (A) the Closing Date or (B) the termination of this Agreement in accordance with the provisions of Section 8.1, neither TDK nor Parent shall, directly or indirectly, through any director, officer, employee, investment banker, financial advisor, attorney, accountant or other agent or representative of TDK otherwise, solicit, initiate or encourage the submission of proposals or offers from any person relating to any acquisition or purchase of all or any portion of the TDK

Common Stock, Assets (other than in the ordinary course of business) or Business of, or any equity interest in, TDK, or any business combination with TDK and other than with Take-Two or any affiliate of Take-Two, participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. TDK and the Parent shall immediately cease and cause to be terminated any existing discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing (other than in respect of the transaction contemplated hereby). TDK and the Parent shall promptly notify Take-Two if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and shall, in any such notice to Take-Two, indicate in reasonable detail the identity of the offeror and the terms and conditions of any proposal or offer. Notwithstanding the foregoing, the Board of Directors of TDK shall be permitted (A) in response to an unsolicited bona fide written Acquisition Proposal (as hereinafter defined) from any Person (as hereinafter defined) received after the date of this Agreement, to recommend such Acquisition Proposal to its stockholders or withdraw or modify in any adverse manner its approval or recommendation of this Agreement, and (B) to engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person received after the date of this Agreement, if and only to the extent that, in any such case described in the preceding clause (A) or (B), (i) the Board of Directors of TDK shall have concluded in good faith that such Acquisition Proposal (x) in the case described in clause (A) above would, if consummated, constitute a Superior Proposal (as hereinafter defined), or (y), in the case described in clause (B) above, could reasonably be expected to constitute a Superior Proposal, (ii) the Board of Directors of TDK shall have determined in good faith after consultation with outside legal counsel that such action is necessary for such Board of Directors to be deemed to have acted in a manner consistent with its fiduciary duties under the DGCL and (iii) prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, the Board of Directors shall have received from such Person an executed confidentiality agreement containing terms and provisions no less favorable to TDK than those contained in the Confidentiality Agreement. TDK shall, within one (1) business day, notify Take-Two in writing of any and all such inquiries, proposals or offers received by, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives, which notice shall set forth the name(s) of such Person and the material terms and conditions of any Acquisition Proposals. TDK shall keep Take-Two fully and promptly informed of the status (including amendments or proposed amendments) of any such Acquisition Proposal. Nothing in this Section 5.10 shall permit TDK to terminate this Agreement (except as specifically provided in Section 8.1(e) hereof).

“Acquisition Proposal” means with respect to TDK any proposal or offer with respect to a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving any purchase or sale of (i) substantially all of the assets of TDK and its Subsidiary, taken as a whole, or (ii) all of the equity securities of TDK.

“Person” shall mean an individual, partnership (general or limited), corporation, joint venture, business trust, limited liability company, cooperative, association or other form of business organization (whether or not regarded as a business entity under applicable law), trust, estate or any other entity.

“Superior Proposal” means a bona fide Acquisition Proposal that the Board of Directors of TDK determines in its good faith business judgment (after consultation with its financial advisors of nationally recognized reputation and legal counsel) (i) would result in a transaction that is more favorable to its stockholders, from a financial point of view, than the transactions contemplated by this Agreement, and (ii) is capable of being accepted free from additional diligence, and for which financing, to the extent required, is then fully committed or which, in the good faith judgment of TDK’s Board of Directors (after consultation with financial advisors of nationally recognized reputation) is reasonably capable of being financed, and which is reasonably capable of being completed.

5.11. Stock Options. Prior to the Closing Date, TDK shall take all action necessary to arrange for (i) all outstanding options, warrants and other rights, contracts or commitments to purchase the capital stock or other equity interests in TDK or its Subsidiary (collectively, “Option Rights”) to be cancelled, and (ii) all stock option plans, equity participation plans and other equity plans of TDK and its Subsidiary (collectively, “Option Plans”) to be terminated.

5.12. Payment of Taxes Upon Merger. The Parent shall be responsible for, and shall pay, any and all sales, use, purchase, transfer and similar taxes, and any and all filing, recording, registration and similar fees, arising out of the transfer of TDK Common Stock by the Parent pursuant to the Merger. Take-Two shall be responsible for and shall pay all such taxes and fees arising out of the transfer of TDK Common Stock by any other stockholder of TDK pursuant to the Merger.

5.13. Taxable Transaction. The parties hereto acknowledge that the Merger is intended to be treated for Tax purposes as a taxable sale of the Purchased Indebtedness and stock of TDK.

5.14. Contribution of Indebtedness to Capital. On or prior to the Closing Date, the Parent shall contribute $21,031,436 of the outstanding indebtedness of TDK owed to the Parent to the capital of TDK, without the receipt by Parent of any consideration therefor (including, without limitation, without the issuance by TDK of any shares of its capital stock to Parent) (the “Capital Contribution”).

5.15. Purchase and Sale of Indebtedness. At the Closing, Take-Two shall purchase from Parent, and Parent shall sell to Take-Two, $9,910,564 of the indebtedness of TDK owed to the Parent (the “Purchased Indebtedness”) in consideration of the payment by Take-Two to the Parent of $1,910,564 in cash and such number of restricted shares of Take-Two’s common stock, $.01 par value (the “Shares”), equal to the quotient of $8,000,000 divided by the average closing bid price of Take-Two’s common stock for the five (5) consecutive Trading Days immediately preceding the last full business day before the Closing, all upon the terms and conditions set forth in the Debt Purchase and Assignment Agreement annexed hereto as Exhibit F (the “Debt Purchase and Assignment Agreement”); provided, however, that in the event that TDK is obligated to pay any transfer fees or other similar consideration as a condition to obtaining any Consents (as defined in Section 6.1(e)), and such transfer fees or other similar consideration exceed $350,000 in the aggregate, then the consideration payable by Take-Two to Parent in respect of the Purchased Indebtedness shall be reduced dollar for dollar by an amount equal to such excess, which reduction shall first be applied to the cash portion of such consideration and the balance, if any, of such reduction shall be applied to the Shares.

5.16. Record Retention. Parent agrees to retain all documents and other records for the appropriate period of time as set forth in Treasury Regulation Section 1.6011-4(g) which relate to any Reportable Transaction in which TDK or its Subsidiary have participated in.

5.17. Director and Officer Liability. For seven years after the Closing Date, Take-Two will, and will cause the Surviving Corporation to, (i) indemnify and hold harmless the present and former officers, directors and employees of TDK against all costs and expenses (including attorneys’ fees and expenses), losses, claims, damages or liabilities of any kind or nature in respect of acts or omissions occurring prior to the Closing Date (including, without limitation, in respect of acts or omissions in connection with this Agreement and the transactions contemplated hereby) to the fullest extent permitted under TDK’s Certificate of Incorporation and By-Laws as in effect at the Effective Time, or under any other indemnification agreement in effect at the Effective Time, and (ii) to the fullest extent permitted under applicable law, advance to such persons fees and expenses incurred in defending any action or suit with respect to which indemnity may be available under TDK’s Certificate of Incorporation or By-Laws as in effect at the Effective Time, or under any other indemnification agreement in effect at the Effective Time, upon receipt from each such person to whom fees and expenses are advanced of an undertaking reasonably satisfactory to Take-Two to repay such advances if it is ultimately determined that such person is not entitled to indemnification. In the event any claim or claims are asserted or made within such seven-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. During such seven-year period, Take-Two shall not cause or permit any amendment or other change to the Certificate of Incorporation or By-Laws of the Surviving Corporation that would adversely affect the indemnification rights of former officers, directors and employees of TDK, except to the extent any such amendment may be required by applicable law. Take-Two shall provide officers’ and directors’ liability insurance and fiduciary liability insurance for a period of up to six (6) years following the Closing in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by TDK’s officers’ and directors’ liability insurance policy and fiduciary liability insurance policy on terms with respect to coverage and amount no less favorable in any material respect than those of such policies in effect on the date hereof (the “Existing Policy”); provided that (i) Take-Two shall only be responsible for the payment of fifty percent (50%) of the aggregate costs and expenses of such insurance, which amount shall not exceed $192,500, and (ii) Parent shall pay the balance of the aggregate costs and expenses of such insurance.

5.18. Stockholder Consent.

(a) Parent and Vincent J. Bitetti agree that immediately following the execution and deliver of this Agreement, they shall deliver to TDK (with a copy being delivered to Take-Two) a duly executed irrevocable written consent (subject to Section 8.2 hereof), in the form of Exhibit D (the “Stockholder Consent”), with respect to all shares of TDK Common Stock owned by them adopting the Agreement as approved by the Board of Directors of TDK. The Parent and Vincent J. Bitetti agree that they shall not transfer, other than to an affiliate of Parent or Vincent J. Bitetti, respectively, any shares of TDK Common Stock beneficially owned by them on the date hereof until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with its terms. If this Agreement is subsequently amended and such amendment is approved by the Board of Directors of the Parent and TDK or if a subsequent consent is deemed necessary to consummate the transactions contemplated by this Agreement, then the Parent and Vincent J. Bitetti shall each as soon thereafter as practicable execute and deliver a written consent with respect to all shares of TDK Common Stock owned directly or indirectly by them on the date hereof adopting such amendment to this Agreement. The Parent and Vincent J. Bitetti shall cause all shares of TDK Common Stock owned directly or indirectly by them on the date hereof to vote against, and refrain from executing and delivering written consents in favor of, any proposal that is contrary to the adoption of this Agreement and the transactions contemplated hereby, for so long as this Agreement remains in full force and effect and has not been terminated pursuant to Section 8 hereof. Following delivery of any written consent of the Parent and Vincent J. Bitetti contemplated by this Section 5.18, TDK shall promptly provide to its stockholders the notice required pursuant to Section 228(e) of the DGCL.

(b) Take-Two agrees that immediately following the execution and delivery of this Agreement, it shall deliver to Take-Two Subsidiary a duly executed irrevocable written consent (with a copy being delivered to TDK) with respect to all shares of the common stock of Take-Two Subsidiary owned by it adopting the agreement as approved by the Board of Directors of Take-Two Subsidiary.

5.19 Intercompany Payables. TDK and Parent shall cancel and/or waive certain intercompany payables in accordance with Schedule 5.19.

6. Conditions of Merger.

6.1. Conditions to Obligations of Take-Two and Take-Two Subsidiary to Effect the Merger. The respective obligations of Take-Two and Take-Two Subsidiary to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of each of TDK and the Parent contained in any TDK Document delivered by either or both of them shall have been true when made, and, in addition, shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except that those representations and warranties which by their express terms are made as of a specific date shall be required to be true and correct only as of such date; provided, however, that for purposes of clause (a) of Section 2.8, a Material Adverse Effect shall not include any result, occurrence, fact, condition, circumstance, change, event or effect resulting from or arising out of (i) general business or economic conditions in North America, (ii) conditions affecting as a whole the industry in which TDK and its Subsidiary operate or (iii) any failure, in and of itself, of the results of operations of TDK and its Subsidiary to meet internal projections, estimates or expectations resulting from the relationship between TDK and Take-Two.

(b) Performance of Agreements. Each of TDK and the Parent, as the case may be, shall have performed, observed and complied in all material respects with all of their obligations, covenants and agreements, and shall have satisfied or fulfilled in all material respects all conditions contained in any TDK Document and required to be performed, observed or complied with, or to be satisfied or fulfilled, by TDK or the Parent at or prior to the Effective Date.

(c) Opinions of Counsel for TDK and the Parent. Take-Two and Take-Two Subsidiary shall have received an opinion of Swidler Berlin Shereff Friedman, LLP, counsel for TDK, dated the Closing Date, in substantially the form of Exhibit G hereto, and an opinion of Squire, Sanders & Dempsey L.L.P., counsel for the Parent, in substantially the form of Exhibit H hereto.

(d) Litigation. No order of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated hereby, and no claim, suit, action, inquiry, investigation or proceeding in which it will be, or it is, sought to restrain, prohibit or change the terms of or obtain damages or other relief in connection with this Agreement or any of the transactions contemplated hereby, shall have been instituted or threatened by any person or entity, and which, in the reasonable judgment of Take-Two (based on the likelihood of success and material consequences of such claim, suit, action, inquiry or proceeding), makes it inadvisable to proceed with the consummation of such transactions.

(e) Consents and Approvals. All consents, waivers, approvals, licenses and authorizations by third parties and governmental and administrative authorities (and all amendments or modifications to existing agreements with third parties) (the “Consents”) including, without limitation, all Consents from the primary lending institutions of each of TDK and Parent, all Consents from Disney, Activision and Dreamworks in connection with the assignment of the respective license agreements relating thereto and such other consents as are requested by Take–Two, required as a precondition to the performance by TDK and the Parent of their respective obligations hereunder and under any agreement delivered pursuant hereto, or which in Take-Two’s reasonable judgment are necessary to continue in all material respects unimpaired, subsequent to the Effective Time, any rights in and to the Assets and/or the Business which could be impaired by the Merger, shall have been duly obtained and shall be in full force and effect.

(f) No Termination. This Agreement shall not have been terminated pursuant to Section 8.

(g) Intercompany Payables. TDK and Parent shall have cancelled and/or waived certain intercompany payables in accordance with Schedule 5.19.

(h) Employment Term Sheets. Each of Vincent J. Bitetti, Michael Devine and Steve Ryno shall have executed and delivered their respective Employment Term Sheets in the forms set forth as Exhibits I through K hereto, respectively.

(i) Option Rights and Option Plans. TDK shall have terminated all Option Rights and Option Plans.

(j) Capital Contribution. The Parent shall have consummated the Capital Contribution.

(k) Debt Purchase and Assignment Agreement. The transactions contemplated by the Debt Purchase and Assignment Agreement shall have been consummated, and TDK shall have no outstanding indebtedness due or owing to Parent.

(l) Information Statement. The Information Statement shall have been mailed to the TDK Common Stockholders in accordance with the provisions of Section 5.8 hereof and all required waiting periods under applicable law with respect thereto shall have expired.

(m) Closing Certificates. Each of TDK and Parent shall have furnished Take-Two with certificates executed by an executive officer, dated the Closing Date, to the effect that all conditions to be satisfied at or as of the Closing have been waived or satisfied in all material respects.

(n) Termination and Sell-Through License Agreement. TDK Corporation and TDK Recording Media Europe, S.A. shall have executed and delivered the Termination and Sell-Through License Agreement.

6.2. Conditions to Obligations of TDK and the Parent to Effect the Merger. The obligations of TDK and the Parent to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of Take-Two and Subsidiary contained in any Take-Two Documents delivered by either Take-Two or Subsidiary or both of them shall have been true when made, and, in addition, shall be true in all material respects, on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except that those representations and warranties which by their express terms are made as of a specific date shall be required to be true and correct only as of such date.

(b) Performance of Agreements. Each of Take-Two and Subsidiary shall have performed, observed and complied, in all material respects, with all obligations, covenants and agreements, and shall have satisfied or fulfilled in all material respects all conditions contained in any Take-Two Document and required to be performed, observed or complied with, or satisfied or fulfilled, by Take-Two and Subsidiary of them at or prior to the Closing Date.

(c) Opinion of Counsel for Take-Two. TDK and the Parent shall have received an opinion of Blank Rome L.L.P., counsel for Take-Two and Take-Two Subsidiary, dated the Closing Date, in substantially the form of Exhibit L hereto.

(d) Litigation. No order of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated hereby, and no claim, suit, action, inquiry, investigation or proceeding in which it will be, or it is, sought to restrain, prohibit or change the terms of or obtain damages or other relief in connection with this Agreement or any of the transactions contemplated hereby, shall have been instituted or threatened by any person or entity, and which, in the reasonable judgment of TDK and the Parent (based on the likelihood of success and material consequences of such claim, suit, action, inquiry or proceeding), makes it inadvisable to proceed with the consummation of such transactions.

(e) No Termination. This Agreement shall not have been terminated pursuant to Section 8.

(f) Intentionally Omitted.

(g) Repayment of Approved Advances. Take-Two, on behalf of the Surviving Corporation, shall have repaid to Parent dollar for dollar, an amount equal to all Approved Advances less the aggregate amount of all fees paid by TDK to ECA and/or Averil as permitted by Section 5.9(b) hereof (such fees are hereinafter collectively referred to as the “Advisor Fees”).

(h) Closing Certificates. Each of Take-Two and Take-Two Subsidiary shall have furnished TDK with certificates executed by an executive officer, dated the Closing Date, to the effect that all conditions to be satisfied at or as of the Closing have been waived or satisfied in all material respects.

(i) Termination and Sell-Through License Agreement. The Surviving Corporation and Subsidiary shall have executed and delivered the Termination and Sell-Through License Agreement.

(j) Debt Purchase Transaction. The transactions contemplated by the Debt Purchase and Assignment Agreement shall have been consummated immediately prior to the Closing.

7. The Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 8, the closing of the Merger (the “Closing”) will take place at the offices of Blank Rome as promptly as practicable (and in any event within two business days) after satisfaction or waiver of the conditions set forth in Section 6 (the “Closing Date”); or such later date as shall have been fixed by a written instrument signed by the parties.

7.1. Deliveries by Take-Two and Take-Two Subsidiary at the Closing. At the Closing, Take-Two and Take-Two Subsidiary shall deliver the following:

(a) to the Transfer Agent, by wire transfer of immediately available funds, the Exchange Fund;

(b) to the Parent, by wire transfer of immediately available funds, an amount equal to the product of the Per Share Amount multiplied by the number of shares of TDK Common Stock represented by the Certificates delivered by the Parent pursuant to Section 7.2 (g);

(c) to the Parent, by wire transfer of immediately available funds, an amount equal to the Approved Advances less the Advisor Fees;

(d) to the Parent, the Shares and, by wire transfer of immediately available funds, the cash payable by Take-Two in respect of its acquisition of the Purchased Indebtedness;

(c) copies of (i) resolutions adopted by the Take-Two Board authorizing Take-Two to execute and deliver the Take-Two Documents to which it is a party, to perform its obligations thereunder and to effect the Merger upon the terms and subject to the conditions set forth therein, and (ii) resolutions adopted by the board of directors of the Take-Two Subsidiary, and the written consent of its sole shareholder, authorizing Take-Two Subsidiary to execute and deliver the Subsidiary Documents to which it is a party, to perform its obligations thereunder and to effect the Merger upon the terms and subject to the conditions set forth therein, duly certified by the Secretaries or Assistant Secretaries of Take-Two and Take-Two Subsidiary, respectively;

(d) certificates of the Secretary or Assistant Secretary of each of Take-Two and Take-Two Subsidiary certifying as to the incumbency and specimen signatures of the officers of Take-Two and Take-Two Subsidiary executing the Take-Two Documents on behalf of such corporation;

(e) all third party consents required by Take-Two to consummate the transactions contemplated hereby, if any;

(f) confirmation from the Secretary of State of the State of Delaware that the Certificate of Merger of Take-Two Subsidiary with and into TDK has been filed with such Secretary of State, together with a copy of the executed form of such agreement;

(g) the Employment Term Sheets, duly executed by the Surviving Corporation;

(h) the Debt Purchase and Assignment Agreement, duly executed by Take-Two; and

(i) the certifications and opinions required to be delivered to TDK and the Parent pursuant to Section 6.2 hereof.

7.2. Deliveries by TDK and/or the Parent at the Closing. At the Closing, TDK and/or the Parent, as applicable, shall deliver to Take-Two and/or Take-Two Subsidiary, as the case may be, the following:

(a) a duly executed exchange agent agreement, if required by the Exchange Agent;

(b) a copy of the resolutions of the Board of Directors of TDK, and the written consent of the holder(s) of majority of the TDK Common Stock, including Parent and Vincent J. Bitetti, authorizing TDK to execute and deliver the TDK Documents, to perform its obligations thereunder and to effect the Merger upon the terms and conditions thereunder, duly certified by the Secretary or assistant Secretary of TDK;

(c) certificates of the Secretary or Assistant Secretary of TDK certifying as to the incumbency and specimen signatures of the officers of TDK executing the TDK Documents on behalf of such corporation;

(d) all third party consents required by TDK to consummate the transaction contemplated hereby;

(e) the resignation of TDK’s officers and directors specified in Schedule 7.2;

(f) the Debt Purchase and Assignment Agreement, duly executed by the Parent;

(g) all Certificates held by Parent as of the Closing Date, accompanied by all documents required to effect such transfer and evidence that any applicable stock transfer taxes have been paid;

(h) the certifications and opinions required to be delivered by TDK and the Parent pursuant to Section 6.1 hereof; and

(i) evidence of termination of all Option Rights and Option Rights.

7.3. Other Deliveries. In addition, the parties shall execute and deliver such other documents as may be required by this Agreement and as either of them or their respective counsel may reasonably require in order to document and carry out the transactions contemplated by this Agreement.

8. Termination, Amendment and Waiver.

8.1. Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual consent of Take-Two, TDK and the Parent;

(b) by Take-Two and Take-Two Subsidiary, on the one hand, or TDK and the Parent, on the other hand, if (i) the Merger shall not have been consummated by December 1, 2003, provided, however, that such date shall be extended for a period of sixty (60) days if the staff of the SEC has not cleared the Information Statement by November 10, 2003; provided further, however, that the right to terminate this Agreement under this Subsection 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing Date to occur on or before such date or (ii) a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to vacate), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;

(c) by Take-Two and Take-Two Subsidiary, if Take-Two and Take-Two Subsidiary are not in material breach of any of their respective representations, warranties, covenants and agreements under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of TDK or the Parent and (i) TDK and the Parent are not using their reasonable efforts to cure such breach or have not cured such breach, in either case, within five (5) business days after receipt of notice of such breach by TDK and Parent (provided, however, that, no cure period shall be required for a breach which by its nature cannot be cured) and (ii) as a result of such breach any of the conditions set forth in Section 6.1 would not then be satisfied;

(d) by TDK and/or the Parent, if TDK and the Parent are not in material breach of any of their representations, warranties, covenants and agreements under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Take-Two or Take-Two Subsidiary and (i) Take-Two and Take-Two Subsidiary are not using their reasonable efforts to cure such breach or has not cured such breach, in either case, within five (5) business days, after receipt of notice of such breach by Take-Two and Take-Two Subsidiary (provided, however, that no cure period shall be required for a breach which by its nature cannot be cured), and (ii) as a result of such breach any of the conditions set forth in Section 6.2 would not then be satisfied; and

(e) by TDK and/or Parent if the Board of Directors of TDK shall have concluded in good faith, after consultation with outside counsel, that such action is necessary in order for it to be deemed to have acted in a manner consistent with its fiduciary duties under the DGCL and under any other applicable law in connection with its approval of a Superior Proposal; provided that Take-Two and/or Take-Two Subsidiary does not make, within two (2) business days of receipt of TDK’s written notification of its intention to terminate this Agreement pursuant to this Section 8.1(e), an offer that the Board of Directors of TDK determines, in good faith after consultation with its financial advisors of nationally recognized reputation, is at least as favorable, from a financial point of view, to the stockholders of TDK as such Superior Proposal. TDK shall (A) not enter into a binding agreement with respect to a Superior Proposal until at least two (2) business days after it has provided the notice to Take-Two required thereby, and (B) notify Take-Two promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification.

8.2. Effect of Termination. In the event of the termination of this Agreement as provided in this Section 8, this Agreement shall, forthwith become null and void and there shall be no liability on the part of any party hereto, provided, however, that nothing herein shall relieve any party from liability for any willful breach hereof. Such a termination shall not, however, affect the obligations of the parties with respect to Section 5.3 (brokers) and Section 8.3 (expenses); and provided further, that if this Agreement is terminated by TDK and/or Parent pursuant to Section 8.1(e), then (i) TDK and/or Parent shall pay to Take-Two, upon demand, the sum of $750,000 as liquidated damages (which sum includes the reimbursement by TDK and Parent of all reasonable costs and expenses of Take-Two in connection with this Agreement) and (ii) the Stockholder Consent shall be deemed to be automatically revoked.

8.3. Fees and Expenses. Subject to Section 8.2(i) and Section 5.15, Take-Two and the Take-Two Subsidiary, on the one hand, and the Parent (on behalf of itself and on behalf of TDK), shall bear their own expenses in connection with the transactions contemplated hereby, provided, however, that the Parent shall not be obligated to reimburse TDK for Merger related expenses already paid by TDK prior to July 18, 2003.

8.4. Waiver. At any time prior to the Closing Date, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

9. Survival of Covenants, Representations and Warranties. Each of the parties hereto hereby agrees that (a) the covenants set forth in Section 5.2(b) shall survive the Closing for the period of time specified therein, and (b) the representations and warranties made by or on behalf of it in this Agreement, the Debt Purchase and Assignment Agreement or in any document or instrument delivered pursuant hereto shall survive the Closing Date for a period of eighteen (18) months, except that a representation or warranty with respect to 2.1 (Organization, Standing and Power), 2.2 (Capitalization), 2.4 (Authority), 2.10 (No Violation of Law, but only as it pertains to environmental violations and securities issues), 2.14 (Tax Matters), 2.17 (ERISA), 2.26 (Regulatory Compliance), 3.1 (Organization, Standing and Power), 3.2 (Authority) and 3.4 (Regulatory Compliance) shall survive for the maximum duration of the longest statute of limitations applicable with respect to such respective representation or warranty, plus sixty (60) days.

10. General Provisions.

10.1. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the earlier of the date delivered or mailed if delivered personally, by overnight courier or mailed by express, registered or certified mail (postage prepaid, return receipt requested) or by facsimile transmittal, confirmed by express, certified or registered mail, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

If to Take-Two or
Take-Two Subsidiary:	Take-Two Interactive Software, Inc. 622 Broadway New York, New York 10012 Attn: Mr. Jeffrey C. Lapin, Chief Executive Officer Fax: (646) 536-2923

with a copy to:	Take-Two Interactive Software, Inc. 622 Broadway New York, New York 10012 Attn: General Counsel Fax: 646-536-2923

with a copy to (which copy shall not constitute notice):	Blank Rome LLP 405 Lexington Avenue New York, New York 10174 Attn: Robert J. Mittman, Esq. Fax: (212) 885-5001

If to TDK:	TDK Mediactive, Inc. 4373 Park Terrace Drive Westlake Village, CA 91361 Calabasas, California 91302 Attn: Mr. Vincent J. Bitetti, CEO Fax: (818) 707-7101

with a copy to (which copy shall not constitute notice) :	Swidler Berlin Shereff Friedman, LLP 3000 K Street, N.W., Suite 300 Washington, D.C. 20007 Attn: Sean P. McGuinness, Esq. Fax: (202) 295-8478

If to Parent:	TDK U.S.A. Corporation 901 Franklin Avenue Garden City, New York 11530 Attn: Francis J. Sweeney, Esq. Fax: (516) 294-8318

with a copy to (which copy shall not constitute notice):	Squire, Sanders & Dempsey, L.L.P. 801 South Figuoroa Street, 14th Floor Los Angeles California 90017 Attn: John T. Nagai, Esq. Fax: (213) 623-4581

10.2. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the greatest extent possible.

10.3. Entire Agreement. This Agreement and the agreements referred to herein constitute the entire agreement, and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

10.4. Amendment. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

10.5. Schedules. All references in this Agreement to Schedules shall mean the schedules identified in this Agreement, which are incorporated into this Agreement and shall be deemed a part of the representations and warranties to which they relate. To the extent a disclosure has been made by Take-Two, Take-Two Subsidiary, TDK or the Parent on any Schedule, it shall be in writing, shall indicate the section pursuant to which it is being delivered, and shall be initialed by the delivering party. For purposes of this Agreement, information which is necessary to make a given Schedule complete and accurate, but is omitted therefrom, shall nevertheless be deemed to be contained therein if it is contained on any other Schedule; but only if such information appears on such other Schedule in such form and detail that it is responsive to the requirements of such given Schedule.

10.6. No Assignment. This Agreement shall not be assigned by operation of law or otherwise, and any assignment shall be null and void.

10.7. Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of New York without regard to its choice of law principles. Each of Take-Two, Take-Two Subsidiary, TDK and the Parent hereby irrevocably and unconditionally consents to submit to the jurisdiction of the courts of the State of New York and of the United States located in the County of New York, State of New York for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby and waives any objection to the laying of venue of any such litigation in such courts and agrees not to plead or claim that such litigation brought in any such courts has been brought in an inconvenient forum.

10.8. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, each of Take-Two, Take-Two Subsidiary, TDK, and the Parent, by their respective officers thereunto duly authorized, have caused this Agreement to be executed as of the date first written above.

ATTEST		TAKE-TWO INTERACTIVE SOFTWARE, INC.

By:	/s/ BARRY RUTCOFSKY	By:	/s/ JEFFREY LAPIN
Name: Title:	Barry Rutcofsky Assistant Secretary	Name: Title:	Jeffrey Lapin Chief Executive Officer

ATTEST		MEDIACTIVE, INC.

By:	/s/ BARRY RUTCOFSKY	By:	/s/ JEFFREY LAPIN
Name: Title:	Barry Rutcofsky Assistant Secretary	Name: Title:	Jeffrey Lapin President

TDK MEDIACTIVE, INC.

By:	/s/ MARTIN G. PARAVATO	By:	/s/ VINCENT J. BITETTI
Name: Title:	Martin G. Paravato Secretary	Name: Title:	Vincent J. Bitetti Chief Executive Officer

ATTEST		TDK U.S.A. CORPORATION

By:	/s/ FRANCIS J. SWEENEY	By:	/s/ KENICHI AOSHIMA
Name: Title:	Francis J. Sweeney Secretary	Name: Title:	Kenichi Aoshima President

AGREED TO AND ACCEPTED BY VINCENT J. BITETTI WITH RESPECT TO SECTIONS 1.7(C) AND 5.18(A)

/s/ VINCENT J. BITETTI Vincent J. Bitetti

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